Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

OF

ICAGEN, INC.

at

$6.00 Per Share of Common Stock

BY

ECLIPSE ACQUISITION CORP.

a wholly owned subsidiary of

PFIZER INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, AT THE END OF AUGUST 31,  2011, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 20, 2011, among Pfizer Inc., a Delaware corporation (“Pfizer”), Eclipse Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Pfizer (“Purchaser”), and Icagen, Inc., a Delaware corporation (“Icagen”).

The board of directors of Icagen has unanimously (i) approved and authorized the Merger Agreement and the consummation of the transactions contemplated in the Merger Agreement (including the Top-Up Option and the consideration payable for the Top-Up Shares (each as defined herein)); (ii) resolved that the transactions contemplated under the Merger Agreement are advisable and in the best interests of the stockholders of Icagen; and (iii) subject to the other terms and conditions of the Merger Agreement, including Section 5.2 of the Merger Agreement, recommended that the stockholders of Icagen accept the Offer, tender their shares of Icagen Common Stock, $0.001 par value per share (the “Shares”), to Purchaser pursuant to the Offer, and, if required by applicable law, vote for the adoption of the Merger Agreement.

Pfizer beneficially owns 1,563,280 Shares, including the 496,265 Shares held by Venrock Associates and Venrock Associates II, L.P., and each of the executive officers and directors of Icagen, who have entered into Tender and Voting Agreements with the Purchaser and Pfizer dated as of the date of the Merger Agreement, which represent approximately 17.7% of Icagen’s issued and outstanding Shares.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered (including by guaranteed delivery) and not withdrawn prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) that number of Shares which, when added to any Shares beneficially owned by Pfizer, or any subsidiary of Pfizer, represents at least a majority of the then issued and outstanding Shares (on a fully diluted basis, which, for purposes of such calculation, includes restricted stock units and Shares issuable pursuant to outstanding options and warrants outstanding on that date, whether or not vested and whether or not their exercise price is less than the offer price). The Offer is also conditioned upon the satisfaction of the other conditions set forth in Section 14 “Conditions of the Offer” of this Offer to Purchase.

Questions and requests for assistance may be directed to Morrow & Co., LLC, the Information Agent for the Offer, at the address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders of Icagen may obtain additional copies of this Offer to Purchase, the Letter of Transmittal (the “Letter of Transmittal”), the Notice of Guaranteed Delivery or any other tender materials from the Information Agent and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents.

August 3, 2011

IMPORTANT

If you desire to tender all or any portion of your Shares, you must:

1.	For Shares that are registered in your name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have your signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	mail or deliver the Letter of Transmittal, the certificates for such Shares and any other required documents to American Stock Transfer & Trust Company, LLC (the “Depositary”) at one of its addresses set forth on the back cover of this Offer to Purchase.

2.	For Shares that are registered in your name and held in book-entry form:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal, to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the Depositary’s account.

3.	For Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee, contact such broker, dealer, bank, trust company or other nominee and request that such broker, dealer, bank, trust company or other nominee tender the Shares to us before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 12:00 midnight, New York City time, at the end of August 31, 2011, unless extended), unless the procedures for guaranteed delivery described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase are followed.

i

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Icagen, Inc. (“Icagen”)

Price Offered Per Share:	$6.00 per Share in cash, without interest, less any applicable withholding and transfer taxes

Scheduled Expiration Date:	12:00 midnight, New York City time, at the end of August 31, 2011, unless the Offer is otherwise extended

Purchaser:	Eclipse Acquisition Corp., a wholly owned subsidiary of Pfizer Inc.

Icagen Board Recommendation:	The board of directors of Icagen unanimously recommends that you tender your Shares into the Offer.

The following are some of the questions that you, as a stockholder of Icagen, may have and answers to those questions as well as references to where in this Offer to Purchase you might find additional information. We urge you to carefully read the remainder of this Offer to Purchase, the Letter of Transmittal and the other documents to which we have referred because the information in this Summary Term Sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. In this Summary Term Sheet, unless the context otherwise requires, the terms “we,” “our” and “us” refer to Eclipse Acquisition Corp.

Who is offering to buy my Icagen Shares?

Our name is Eclipse Acquisition Corp. (“Purchaser”). We are a wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”). We are a Delaware corporation formed for the purpose of acquiring all of the outstanding Shares of Icagen. Pfizer is a research-based, global biopharmaceutical company. Pfizer’s diversified global health care portfolio includes human and animal biologic and small molecule medicines and vaccines, as well as nutritional products and many of the world’s best-known consumer health care products. See the “Introduction” and Section 9 “Certain Information Concerning Pfizer and Purchaser” of this Offer to Purchase.

What are the classes and amounts of Icagen securities that you are offering to purchase in the Offer?

We are seeking to acquire all issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase.

How much are you offering to pay?

We are offering to pay $6.00, in cash and without interest, for each outstanding Share, less any applicable withholding and transfer taxes. We refer to this amount as the “Offer Price.”

Will I have to pay any fees, commissions or transfer taxes?

You are responsible for paying any fees or expenses you incur in tendering your Shares in the Offer. If you are the record owner of your Shares and you tender your Shares to the depositary for the Offer, American Stock Transfer & Trust Company, LLC (the “Depositary”), you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. You are also required to pay transfer and similar taxes, if any. See the “Introduction” of this Offer to Purchase.

Do you have the financial resources to make payment?

Pfizer, our parent company, or one of its affiliates, will provide us with sufficient funds to purchase all of the outstanding Shares that are validly tendered and to pay our related fees and expenses. See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender your Shares in the Offer because:

•	we have sufficient funds available through our parent company, Pfizer, to purchase all Shares validly tendered in the Offer;

•	the Offer is not subject to any financing condition;

•	the Offer is for all of the outstanding Shares of Icagen, and we will purchase such Shares solely for cash; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price through a second-step merger.

See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

If the Offer is completed and the other conditions to the merger are satisfied or waived, we will merge with and into Icagen with Icagen becoming the surviving corporation in the merger and a wholly-owned subsidiary of Pfizer (the “Merger”) upon the vote of Icagen’s stockholders (if such vote is required by law). If the Merger takes place, Pfizer will own all of the Shares of Icagen and, subject to appraisal rights under applicable law, all Icagen stockholders who did not tender their Shares will receive the Offer Price upon consummation of the Merger. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer would have appraisal rights in connection with the Merger under Delaware law if these rights are perfected. See the “Introduction” of this Offer to Purchase. See also Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen” of this Offer to Purchase for a description of the conditions to the Merger and a summary of appraisal rights under Delaware law. For additional information regarding appraisal rights, you should review Annex II to this Offer to Purchase which contains Section 262 “Appraisal Rights” of the Delaware General Corporation Law.

What is the Top-Up Option and when could it be exercised?

Icagen has granted us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Pfizer or the Purchaser at the time of exercise of the Top-Up Option, will constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis, which, for purposes of such calculation, includes restricted stock units and Shares issuable pursuant to outstanding options and warrants outstanding on that date, whether or not vested and whether or not their exercise price is less than the Offer Price. However, the Top-Up Option shall not be exercisable for a number of Shares in excess of the aggregate number of Shares held as treasury shares by Icagen and the number of Shares that Icagen is authorized to issue under its certificate of incorporation but which (i) are not issued and outstanding and (ii) are not reserved for issuance under any Icagen employee stock or similar benefit plans or to otherwise satisfy outstanding rights to acquire Shares. The Top-Up Option shall be exercisable once at any time following the acceptance of Shares pursuant to the Offer (the “Acceptance Time”) and prior to the earlier to occur of (A) the time that the Merger becomes effective (the “Effective Time”) and (B) the termination of the Merger Agreement in accordance with its terms. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen — The Merger Agreement — Top-Up Option” “— Vote Required To Approve Merger” and “— ‘Short-Form’ Merger Procedure.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger takes place, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, subject to your right to pursue appraisal under Delaware law. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares. However, if the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares. Also, the Shares may no longer be eligible to be traded on The Nasdaq Global Market (“Nasdaq”) or any other securities exchange, and Icagen may cease making filings with the Securities and Exchange Commission (the “SEC”) or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. See Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations” and Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen” of this Offer to Purchase.

How long do I have to tender in the Offer?

You will have until 12:00 midnight, New York City time, at the end of August 31, 2011, to tender your Shares in the Offer, unless we extend the expiration of the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in Section 1 “Terms of the Offer” and Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

Can the Offer be extended?

If any of the conditions to our obligation to accept Shares for payment are not satisfied or waived, provided that the Merger Agreement has not been terminated, we may extend (or shall extend upon Icagen’s unconditional request that we do so), for additional successive extension periods of not more than 5 business days each, subject to certain requirements, the Offer beyond the initial expiration date until all such conditions to the Offer have been satisfied or waived. We may also extend the Offer for any period required by any rule, regulation or interpretation of the SEC, or the staff thereof, that is applicable to the Offer. If all of the conditions to our obligations to accept for payment and pay for all Shares are satisfied or waived, but there shall not have been validly tendered and not withdrawn pursuant to the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of Icagen’s stockholders in accordance with the Delaware General Corporation Law, we may further extend the Offer for up to 2 periods of not more than 10 business days each beyond the latest applicable date that would otherwise be permitted under the Merger Agreement. In addition to the foregoing and excluded from any such limitations, we may also provide a “subsequent offering period” (not in excess of 10 business days) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. See Section 1 “Terms of the Offer” of this Offer to Purchase.

How will I be notified if the Offer is extended?

If we extend the Offer or provide a subsequent offering period, we will inform the Depositary of that fact, and we will make a public announcement of the extension or subsequent offering period no later than 9:00 a.m., New York City time, on the next business day following the scheduled expiration date of the Offer (including any extension of the Offer). See Section 1 “Terms of the Offer” of this Offer to Purchase.

What is the most significant condition to the Offer?

We are not obligated to purchase any Shares if immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the number of Shares validly tendered (including by guaranteed delivery) and not validly withdrawn, together with any Shares beneficially owned by Pfizer or any subsidiary of Pfizer does not equal at least a majority of the Shares then outstanding on a fully diluted basis, which means the number of Shares then outstanding, together with the Shares issuable pursuant to restricted stock units and Shares that Icagen may be required to issue pursuant to stock options or warrants outstanding at that date, whether or not vested and whether or not their exercise prices are less than the Offer Price.

The Offer is also subject to a number of other conditions. See Section 14 “Conditions of the Offer” of this Offer to Purchase.

How do I tender my Shares?

If your Shares are registered in your name and are held as physical certificates, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal; and

•	mail or deliver the Letter of Transmittal, the certificates for your Shares and any other documents required by the Letter of Transmittal to the Depositary.

If your Shares are registered in your name and are held in book-entry form, you must:

•

complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal to the Depositary; and

•	transfer your Shares through book-entry transfer into the account of the Depositary.

If your Shares are held in street name (i.e., through a broker, dealer, bank, trust company or nominee), you must contact your broker, dealer, bank, trust company or other nominee and request that your Shares be tendered in the Offer.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having an eligible financial institution meeting certain requirements guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

For additional information on the procedures for tendering your Shares, see Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

Until what time can I withdraw previously tendered Shares?

You can withdraw Shares at any time until the Offer has expired. Also, if we have not accepted and paid for your Shares by October 2, 2011, you can withdraw Shares at any time thereafter until we do accept your Shares for payment. You will not have the right to withdraw Shares tendered during any subsequent offering period, if we elect to provide one. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

How do I withdraw previously tendered Shares?

You or your nominee must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

Can holders of stock options and restricted stock units participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares or restricted stock units. If you hold unexercised stock options and you wish to participate in the Offer, you must exercise your stock options (to the extent they are exercisable) in accordance with the terms of the applicable stock option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen — Stock Options, Restricted Stock Units and Warrants” of this Offer to Purchase.

Effective as of the Effective Time, each stock option that is outstanding immediately prior to the Effective Time, without regard to the extent then vested and exercisable, shall be cancelled and, in consideration of such cancellation, Pfizer or Purchaser will, promptly following the Effective Time, pay to each holder of stock options, an amount equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such option and (y) the number of Shares then subject thereto less applicable withholding and transfer taxes.

Effective as of the Acceptance Time, each restricted stock unit that is outstanding immediately prior to the Acceptance Time will vest and will be settled by Icagen through the issuance to each such holder of one Share in respect of each restricted stock unit that so vests (subject to any applicable withholding and transfer taxes). At the Effective Time, subject to appraisal rights under applicable law, each Share issued with respect to such former restricted stock unit shall be converted into the right to receive the Offer Price in cash, without interest, and subject to withholding and transfer taxes. See the “Introduction” of this Offer to Purchase. See also Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen” of this Offer to Purchase for a description of the conditions to the Merger and a summary of appraisal rights under Delaware law. For additional information regarding appraisal rights, you should review Annex II to this Offer to Purchase which contains Section 262 “Appraisal Rights” of the Delaware General Corporation Law.

Can holders of warrants participate in the tender offer?

The Offer is only for Shares and not for any warrants. At the Effective Time, each warrant to purchase Shares that is outstanding immediately prior to the Effective Time shall become exercisable for the right to receive the Offer Price in cash, without interest. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen — Stock Options, Restricted Stock Units and Warrants” of this Offer to Purchase.

When and how will I be paid for my tendered Shares?

Unless the Offer is extended in accordance with the Merger Agreement, and subject to all of the conditions to the Offer having been satisfied or waived, we will, as promptly as practicable after we are legally permitted to do so under applicable federal, state, local or foreign law, accept for payment Shares tendered pursuant to the Offer. Promptly after the acceptance for payment of Shares tendered pursuant to the Offer, we will pay for these Shares. If there is a subsequent offering period, we would pay for all validly tendered Shares promptly after they are tendered. See Section 4 “Acceptance for Payment and Payment” of this Offer to Purchase.

What does the board of directors of Icagen think of the Offer?

At a meeting held on July 19, 2011, the board of directors of Icagen unanimously (i) approved and authorized the Merger Agreement and the consummation of the transactions contemplated in the Merger Agreement (including the Top-Up Option and the consideration payable for the Top-Up Shares); (ii) resolved that the transactions contemplated under the Merger Agreement are advisable and in the best interests of the stockholders of Icagen; and (iii) subject to the other terms and conditions of the Merger Agreement, including Section 5.2 of the Merger Agreement, recommended that the stockholders of Icagen accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by applicable law, vote for the adoption of the Merger Agreement. See the “Introduction” to this Offer to Purchase.

Have any Icagen stockholders agreed to tender their Shares?

Yes. We and Pfizer have entered into Tender and Voting Agreements with each of the directors and executive officers of Icagen and Venrock Associates and Venrock Associates II, L.P. These agreements provide, among other things, that these stockholders will tender into the Offer an aggregate of 496,265 Shares owned by them. Each of these stockholders has agreed not to withdraw such Shares from the Offer unless the Offer has terminated or expired without our having purchased all Shares tendered in the Offer in accordance with its terms or the Tender and Voting Agreement is terminated in accordance with its terms (including if the Merger Agreement is terminated). See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen — Tender and Voting Agreements” of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

On June 24, 2011, the last trading day before the public announcement that Pfizer and Icagen were engaged in preliminary discussions regarding a potential strategic transaction, the last sale price of the Shares reported on Nasdaq was $2.40 per share. On August 2, 2011, the last trading day before we commenced the Offer, the last sale price of the Shares was $6.00 per share. The Offer represents a 150% premium based on Icagen’s last sale price on June 24, 2011. We advise you to obtain a recent quotation for Shares of Icagen in deciding whether to tender your Shares. See Section 6 “Price Range of the Shares; Dividends on the Shares” of this Offer to Purchase.

If the Offer is completed, will Icagen continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Icagen no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Icagen’s common stock will no longer be eligible to be traded through Nasdaq or other securities exchanges, there may not be an active public trading market for Icagen common stock, and Icagen may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash for Shares pursuant to the Offer or the Merger will generally be a taxable transaction for United States federal income tax purposes, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 “Certain United States Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of the tax consequences of the Offer and the Merger.

To whom can I talk if I have questions about the tender offer?

Stockholders can call Morrow & Co., LLC (“Morrow”) toll-free at (800) 276-3011. Banks and brokers can call (800) 662-5200. Morrow is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

To: All Holders of Common Stock of Icagen

INTRODUCTION

Eclipse Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), hereby offers to purchase all of the outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Icagen, Inc., a Delaware corporation (“Icagen”), at a price of $6.00 per Share (the “Offer Price”), in cash and without interest, for each outstanding Share, less any applicable withholding and transfer taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). In this Offer to Purchase, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Purchaser.

We are a Delaware corporation newly formed in connection with the Offer and the transactions contemplated by the Merger Agreement (as defined below). Pfizer is a publicly held research-based global biopharmaceutical company whose shares are traded on The New York Stock Exchange under the symbol “PFE.” For additional information about us and Pfizer, see Section 9 “Certain Information Concerning Pfizer and Purchaser.” Pfizer beneficially owns 1,563,280 Shares, including the 496,265 Shares held by Venrock Associates and Venrock Associates II, L.P., and each of the executive officers and directors of Icagen, who have entered into Tender and Voting Agreements with the Purchaser and Pfizer dated as of the date of the Merger Agreement.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks, brokers or other nominees should check with such institutions as to whether they charge any service fees. We will pay all fees and expenses of American Stock Transfer & Trust Company, LLC, which is acting as the Depositary (the “Depositary”), and Morrow & Co., LLC, which is acting as the Information Agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 “Fees and Expenses” of this Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 20, 2011 (the “Merger Agreement”), among Pfizer, Purchaser and Icagen, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Icagen, with the surviving entity, Icagen, becoming a wholly owned subsidiary of Pfizer (the “Merger”). In the Merger, each outstanding Share (other than Shares owned by us and Pfizer, or any subsidiary of Pfizer, by Icagen as treasury stock or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest thereon, less any applicable withholding and transfer taxes. Stockholders who exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger. Stockholders are responsible for transfer and similar taxes, if any, which may be withheld from the Offer Price.

The Merger Agreement is more fully described in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen” of this Offer to Purchase.

At a meeting held on July 19, 2011, the board of directors of Icagen unanimously (i) approved and authorized the Merger Agreement and the consummation of the transactions contemplated in the Merger Agreement (including the Top-Up Option and the consideration payable for the Top-Up Shares); (ii) resolved that the transactions contemplated under the Merger Agreement are advisable and in the best interests of the stockholders of Icagen; and (iii) subject to the other terms and conditions of the Merger Agreement, including Section 5.2 of the Merger Agreement, recommended that the stockholders of Icagen accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by applicable law, vote for the adoption of the Merger Agreement. The factors considered by the board of directors of Icagen in arriving at its decision to approve the Merger Agreement, the Offer and the Merger and to recommend that stockholders of Icagen accept the Offer and tender their Shares in the Offer are described in Icagen’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed by Icagen with the Securities and Exchange Commission (the “SEC”) and will be mailed to stockholders of Icagen.

The Offer is conditioned upon, among other things, that immediately prior to the expiration of the Offer, the number of Shares validly tendered (including by guaranteed delivery) and not validly withdrawn, together with any Shares beneficially owned by Pfizer or any subsidiary of Pfizer, equals at least a majority of the Shares then outstanding on a fully diluted basis (the “Minimum Condition”). The Offer is also subject to certain other conditions. We may waive any of these conditions in whole or in part at any time and from time to time and in our sole discretion, subject in each case to the terms of the Merger Agreement. See Section 14 “Conditions of the Offer.”

Consummation of the Merger is subject to a number of conditions, including (a) adoption by the stockholders of Icagen of the Merger Agreement, if such adoption is required under the Delaware General Corporation Law (the “DGCL”), (b) the absence of any law, order, injunction or other action brought by any governmental entity that prohibits the consummation of the Offer or the Merger, and (c) that the Shares validly tendered (including by guaranteed delivery) and not withdrawn pursuant to the Offer are accepted for payment and paid for pursuant to the Offer and the terms of the Merger Agreement. In the event Pfizer and its subsidiaries (including Purchaser) acquire 90% or more of the outstanding Shares pursuant to the Offer or otherwise, we will be able to merge with and into Icagen pursuant to the “short-form” merger provisions of the DGCL, without prior notice to, or any action by, any other stockholder of Icagen. In addition, in order to facilitate a short-form merger following the completion of the Offer, Icagen has granted us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Pfizer and the Purchaser at the time of exercise of the Top-Up Option will constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares determined on a fully diluted basis, which means the number of Shares then outstanding, together with the Shares issuable pursuant to restricted stock units and Shares that Icagen may be required to issue pursuant to stock options or warrants outstanding at that date, whether or not vested and whether or not their exercise prices are less than the Offer Price. However, the Top-Up Option is not exercisable for a number of Shares in excess of the aggregate number of Shares held as treasury shares by Icagen and the number of Shares that Icagen is authorized to issue under its certificate of incorporation but which (i) are not issued and outstanding and (ii) are not reserved for issuance under any Icagen employee stock or similar benefit plan or to otherwise satisfy outstanding rights to acquire Shares. The Top-Up Option is exercisable, in whole and not in part, once at any time following the acceptance of Shares pursuant to the Offer and prior to the earlier to occur of (A) the time that the Merger becomes effective and (B) the termination of the Merger Agreement in accordance with its terms. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen — The Merger Agreement,” “— Vote Required To Approve Merger” and “— ‘Short-Form’ Merger Procedure.”

Icagen has informed us that, as of July 20, 2011, (1) 8,852,725 Shares were issued (and not held by Icagen as treasury shares) and outstanding, (2) 495,749 Shares were issuable upon the exercise of outstanding options, (3) 438,541 Shares were underlying restricted stock units and (4) 652,350 Shares were issuable upon exercise of outstanding warrants. Based upon the foregoing, the Minimum Condition would be satisfied if at least 3,656,403 Shares are validly tendered (including by guaranteed delivery) and not validly withdrawn prior to the expiration of the Offer (which amount accounts for the 1,563,280 Shares beneficially owned by Pfizer). However, the actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of options, restricted stock units and warrants outstanding at the time of the expiration of the Offer. If the Minimum Condition is satisfied, and we accept for payment Shares tendered pursuant to the Offer, Pfizer may request that Icagen take all actions necessary to elect at least a majority of the members of Icagen’s board of directors as designated by Pfizer.

We and Pfizer have entered into Tender and Voting Agreements with each of the directors and executive officers of Icagen and Venrock Associates and Venrock Associates II, L.P. These agreements provide, among other things, that these stockholders will tender into the Offer an aggregate of 496,265 Shares owned by them (totaling approximately 5.6% of the issued and outstanding Shares). Each of these stockholders has agreed not to withdraw such Shares from the Offer unless the Offer has terminated or expired without our having purchased all Shares tendered in the Offer in accordance with its terms or the Tender and Voting Agreements are terminated in accordance with their terms (including if the Merger Agreement is terminated). See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen — Tender and Voting Agreements” of this Offer to Purchase.

The Offer is made only for Shares and is not made for any options to acquire Shares or for restricted stock units. Holders of unexercised options to acquire Shares may exercise such options (to the extent they are exercisable) in accordance with the terms of the applicable options and tender some or all of the Shares issued upon such exercise. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen — Stock Options, Restricted Stock Units and Warrants.”

Effective as of the Effective Time, each stock option that is outstanding immediately prior to the Effective Time, without regard to the extent then vested and exercisable, shall be cancelled and, in consideration of such cancellation, Pfizer or Purchaser will promptly following the Effective Time, pay to each holder of stock options, an amount equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such option and (y) the number of Shares then subject thereto less applicable withholding and transfer taxes.

Effective as of the Acceptance Time, each restricted stock unit that is outstanding immediately prior to the Acceptance Time will vest and will be settled by Icagen through the issuance to each such holder of one Share in respect of each restricted stock unit that so vests (subject to any applicable withholding and transfer taxes). At the Effective Time, subject to appraisal rights under applicable law, each Share issued with respect to such former restricted stock unit will be converted into the right to receive the Offer Price in cash, without interest, but subject to withholding and transfer taxes. See the “Introduction” of this Offer to Purchase. See also Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen” of this Offer to Purchase for a description of the conditions to the Merger and a summary of appraisal rights under Delaware law. For additional information regarding appraisal rights, you should review Annex II to this Offer to Purchase which contains Section 262 “Appraisal Rights” of the Delaware General Corporation Law.

Effective as of the Effective Time, each warrant to purchase Shares that is outstanding immediately prior to the Effective Time shall become exercisable for the right to receive the Offer Price in cash, without interest.

Certain United States federal income tax consequences to U.S. Holders (as defined below) of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5 “Certain United States Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read them carefully in their entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay $6.00 per Share to the seller in cash, without interest thereon, less any applicable withholding taxes, for all such Shares validly tendered (including by guaranteed delivery) prior to the expiration of the Offer and not validly withdrawn in accordance with Section 3 “Withdrawal Rights” of this Offer to Purchase. Sellers are responsible for transfer and similar taxes, if any, which may be withheld from the Offer Price. The scheduled time and date for the expiration of the Offer is 12:00 midnight, New York City time, at the end of August 31, 2011, unless we extend the period of time during which the Offer is open in accordance with the terms of the Agreement and Plan of Merger, dated as of July 20, 2011, among Icagen, Pfizer and us (the “Merger Agreement”).

If any of the conditions to our obligation to accept Shares for payment are not satisfied or waived, we may extend (or shall extend upon Icagen’s unconditional request that we do so) for additional successive extension periods of not more than 5 business days each, subject to certain requirements, the Offer beyond the initial expiration date until all such conditions to the Offer have been satisfied or waived. We may also extend the Offer for any period required by any rule, regulation or interpretation of the SEC, or the staff thereof, that is applicable to the Offer. If all of the conditions to our obligations to accept for payment and pay for all Shares are satisfied or waived, but there shall not have been validly tendered and not withdrawn pursuant to the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of the Company’s stockholders in accordance with the Delaware General Corporation Law (the “DGCL”), we may extend the Offer for up to 2 periods of not more than 10 business days each beyond the latest applicable date that would otherwise be permitted under the Merger Agreement. We may make any such extension and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and making a public announcement no later than 9:00 a.m., New York City time, on the next business day following the scheduled expiration date of the Offer.

If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived but there have not been validly tendered and not withdrawn in the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of Icagen stockholders in accordance with the DGCL, we may, in our sole discretion, elect to provide a “subsequent offering period” of not in excess of 10 business days in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer and receive the same per Share amount paid in the Offer. During a subsequent offering period, we will immediately accept for payment and pay for Shares that are validly tendered pursuant to the Offer. We cannot elect to provide a subsequent offering period unless we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the expiration of the Offer and immediately begin the subsequent offering period. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so in our sole discretion.

Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

Subject to the next sentence, we may, at any time and from time to time, waive any condition to the Offer, by giving oral or written notice of such waiver to the Depositary. Without the prior written consent of Icagen, we will not:

•	decrease the Offer Price to be paid pursuant to the Offer;

•	change the form of consideration payable in the Offer;

•	reduce the number of Shares sought to be purchased by us pursuant to the Offer;

•	amend or waive the Minimum Condition;

•	impose additional conditions to the Offer;

•

amend, modify or supplement any of the conditions or the terms of the Offer in any manner adverse to holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent the consummation of the Offer or prevent or impair the ability of us or Pfizer to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement; or

•	extend the Offer beyond a date that is 21 business days after commencement of the Offer or the last extension, if any, other than as described in this Section 1.

If immediately prior to the expiration of the Offer, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, we may:

•

terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders (provided that, subject to certain requirements, Icagen may make an unconditional request that we extend the Offer by additional successive extension periods of not more than 5 business days each);

•

except as set forth in the bullet points above, waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered (including by guaranteed delivery) prior to the expiration of the Offer and not validly withdrawn;

•

except as set forth above, extend the Offer and, subject to the right of stockholders to withdraw Shares until the expiration of the Offer, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•	except as set forth above, amend the Offer.

Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

As described above, we may, subject to certain conditions, elect to provide a subsequent offering period. In the event we elect to provide a subsequent offering period, we will announce and begin the subsequent offering period in the notice announcing the results of the Offer that is issued no later than 9:00 a.m., New York City time, on the next business day after the expiration of the Offer. Icagen has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Procedures for Tendering Shares

Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•

for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal properly completed and duly executed, any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer;

•

for Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the expiration of the Offer; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the expiration of the Offer.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering stockholder. Shares and other required materials will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer. Any financial institution that is a participant of the Book-Entry Transfer Facility’s system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder(s) of Shares (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange

Act) (each of the foregoing, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit its certificates and all other required documents to reach the Depositary prior to the expiration of the Offer, such stockholder’s tender may be effected if all the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer; and

•

either (1) the certificates for tendered Shares together with a Letter of Transmittal, properly completed and duly executed, any required signature guarantees and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within 3 trading days after the date of execution of such Notice of Guaranteed Delivery or (2) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under “Book-Entry Transfer,” either a Letter of Transmittal, properly completed and duly executed, any required signature guarantees, or an Agent’s Message, and any other required documents, are received by the Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within 3 trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The Nasdaq Global Market (“Nasdaq”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Appointment as Proxy. By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message, in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint our designees as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given or executed, will not be effective). Our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares in respect of any annual, special, adjourned or postponed meeting of Icagen’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. In order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Icagen’s stockholders.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders reasonably determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. Neither we nor any of Pfizer, Icagen, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Information Reporting and Backup Withholding. Payments made to shareholders of Icagen in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, a U.S. stockholder that does not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and such stockholder is not subject to backup withholding. Non-U.S. stockholders should submit an appropriate and properly completed Internal Revenue Service (“IRS”) Form W-8 in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a shareholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

3. Withdrawal Rights

Except as otherwise provided in this Section 3, tenders of Shares are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the expiration of the Offer and, unless theretofore accepted and paid for pursuant to the Offer, at any time after October 2, 2011. In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 2 at any time prior to the expiration of the Offer.

We will determine in our sole discretion all questions as to the form and validity (including time of receipt) of any notice of withdrawal, which determination will be final and binding. Neither we nor any of Pfizer, Icagen, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4. Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will pay for all Shares validly tendered (including by guaranteed delivery) prior to the expiration of the Offer and not validly withdrawn in accordance with Section 3 promptly after the expiration of the Offer. If we provide a subsequent offering period, we will immediately accept for payment and pay for Shares that are validly tendered during the subsequent offering period. Subject to the Merger Agreement, we expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law or if other conditions to our obligations described in Section 14 “Conditions of the Offer” are not satisfied. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer). If we are delayed in our acceptance for payment of or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to our rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 3 “Withdrawal Rights” of this Offer to Purchase.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, a Book-Entry Confirmation and either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message, and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates, Book-Entry Confirmations, Letters of Transmittal, Agent’s Messages or any other required documents with respect to the Shares are actually received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to us and not validly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering stockholders for the purpose of receiving payment and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, as promptly as practicable after the expiration or termination of the Offer, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility).

We reserve the right to transfer or assign, in whole or from time to time in part, to Pfizer, or to one or more direct or indirect subsidiaries of Pfizer, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5. Certain United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Shares sold in the Offer or converted into the right to receive cash in the Merger. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the United States federal income tax consequences of the transactions to shareholders who will actually or constructively own any stock of Icagen following the Offer and the Merger. This summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Icagen. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this summary does not address tax considerations that may be applicable to a U.S. Holder’s particular circumstances or to U.S. Holders that may be subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, regulated investment companies, real estate investment trusts, S corporations, partnerships and other pass-through entities, trusts, stockholders liable for the alternative minimum tax, traders who elect to apply a mark-to-market method of accounting, U.S. expatriates, tax-exempt organizations, individual retirement accounts or other tax deferred accounts), dissenting stockholders or U.S. Holders who acquired Shares in connection with a stock warrant, stock option, convertible debt, stock purchase or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. This summary does not address holders of options to purchase Icagen Shares or holders of restricted stock units. In addition, this summary does not address any taxes other than United States federal income taxes. This summary assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code. U.S. Holders that may be subject to special tax rules (including, but not limited to, those described above) and Non-U.S. Holders should consult their tax advisors to determine the tax consequences of the Offer and the Merger to them.

BECAUSE YOUR INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER AND THE MERGER ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or

(B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders that are not U.S. Holders.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of such an entity and its partners or owners generally depends upon the status of the partner or owner and the activities of the entity. Accordingly, partnerships and entities treated as partnerships that hold Shares and partners or owners in such partnerships and entities are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Effect of the Offer and Merger.

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in connection with the Offer or the Merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received (determined before any withholding and transfer taxes) and such U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will be long-term capital gain or loss if the holding period for the Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. In the case of Shares that have been held for one year or less, capital gain on the sale or exchange of such Shares generally will be subject to United States federal income tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to U.S. Holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct and such holder is not subject to backup withholding. Certain holders (including certain corporations) generally are exempt from backup withholding provided that they appropriately establish an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a shareholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

6. Price Range of the Shares; Dividends on the Shares

The Shares are listed on Nasdaq under the symbol “ICGN.” The following table sets forth, for the calendar periods indicated, the range of high and low sales prices for Icagen’s common stock on the Nasdaq Global Market. All prices shown in the table reflect the one-for-eight reverse split of Icagen’s issued and outstanding shares of common stock that was effected on September 21, 2010.

	High	Low
Year Ended December 31, 2009:
First Quarter	$4.80	$2.72
Second Quarter	5.92	2.48
Third Quarter	12.72	2.80
Fourth Quarter	8.40	2.88

Year Ended December 31, 2010:
First Quarter	$9.60	$3.28
Second Quarter	6.40	2.80
Third Quarter	3.44	0.96
Fourth Quarter	2.63	1.03

Year Ending December 31, 2011:
First Quarter	$4.46	$1.70
Second Quarter	7.10	2.09

On June 24, 2011, the last trading day before the public announcement that Pfizer and Icagen were engaged in preliminary discussions regarding a potential strategic transaction, the last sale price of the Shares reported on Nasdaq was $2.40 per Share. On August 2, 2011, the last trading day before commencement of the Offer, the last sale price of the Shares reported on Nasdaq was $6.00 per Share. The Offer represents a 150% premium based on Icagen’s last sale price on June 24, 2011. Stockholders are urged to obtain current market quotations for the Shares.

According to its Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC, Icagen historically has not declared or paid any cash dividends on the Shares and it does not intend to declare or pay any cash dividends on the Shares in the foreseeable future. Under the Merger Agreement, Icagen is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Pfizer.

7. Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Share Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market LLC, a security must have a minimum bid price of $1, there must be at least 400 beneficial holders and/or holders of record and the security must meet one of three maintenance standards for continued listing on Nasdaq. The first maintenance standard requires that there be at least $10 million in stockholders’ equity, at least 750,000 publicly held shares, a market value of at least $5 million for all publicly held shares and at least two registered and active market makers for the shares. The second maintenance standard requires that the market value of listed securities is at least $50 million, there are at least 1.1 million publicly held shares with an aggregate market value of at least $15 million and at least four registered and active market makers for the shares. The third maintenance standard requires that the issuer’s total assets and total revenue each are at least $50 million for the most recently completed fiscal year or two of the three most recently completed fiscal years, there are at least 1.1 million publicly held shares with an aggregate market value of at least $15 million and at least four registered and active market makers for the shares. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered to be publicly held for the purpose of the maintenance standards.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Icagen to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Icagen to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Icagen, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Icagen and persons holding “restricted securities” of Icagen to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. We intend to seek to cause Icagen to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations. The Shares are currently “margin stock” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin stock” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Icagen

Icagen is a Delaware corporation with its principal offices at 4222 Emperor Boulevard, Suite 350, Durham, North Carolina 27703. The telephone number is (919) 941-5206. According to its Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC, Icagen is a biopharmaceutical company focused on the discovery, development and commercialization of novel orally-administered small molecule drugs that modulate ion channel targets. Icagen’s Shares are traded on Nasdaq under the symbol “ICGN.”

Available Information. Icagen is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Icagen’s directors and officers, their remuneration, stock options and other matters, the principal holders of Icagen’s securities and any material interest of such persons in transactions with Icagen is required to be disclosed in Icagen’s proxy statements distributed to Icagen’s stockholders and filed with the SEC. Such information also will be available in Icagen’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. The SEC provides electronic document retrieval on its website for most reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, which can be found at the SEC’s website, http://www.sec.gov. Such information should also be available for inspection at the public reading rooms of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Investors may call the SEC at (202) 551-8090 for further information on the public reading rooms. Copies of such information that is not posted to the SEC’s website may be obtained (i) by mail by writing to the Office of FOIA/PA Operations at the SEC at 100 F Street, N.E., Washington, DC 20549, (ii) by faxing such request to (202) 772-9337, or (iii) by using their online form available at their website at http://www.sec.gov.

Except as otherwise stated in this Offer to Purchase, the information concerning Icagen contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information.

9. Certain Information Concerning Pfizer and Purchaser

Pfizer is a Delaware corporation with its principal executive offices located at 235 East 42nd Street, New York, New York 10017-5755. The telephone number at that location is (212) 733-2323. Pfizer is a research-based, global biopharmaceutical company. Pfizer’s Shares are traded on the New York Stock Exchange under the symbol “PFE.” The SEC provides electronic document retrieval on its website for most reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, which can be found at the SEC’s website, http://www.sec.gov. Such information should also be available for inspection at the public reading rooms of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Investors may call the SEC at (202) 551-8090 for further information on the public reading rooms. Copies of such information that is not posted to the SEC’s website may be obtained (i) by mail by writing to the Office of FOIA/PA Operations at the SEC at 100 F Street, N.E., Washington, DC 20549, (ii) by faxing such request to (202) 772-9337, or (iii) by using their online form available at their website at http://www.sec.gov.

Purchaser is a Delaware corporation that was organized for the purpose of acquiring all of the outstanding Shares of Icagen and, to date, has engaged in no other activities other than those incidental to the Offer and the Merger Agreement. Purchaser is a wholly owned subsidiary of Pfizer. Until immediately prior to the time it purchases

Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer. Purchaser is not subject to the informational filing requirements of the Exchange Act. The principal executive offices of Purchaser are located at 235 East 42nd Street, New York, New York 10017-5755. The company’s telephone number at that location is (212) 733-2323.

The name, business address, citizenship, and past and present principal occupations during the past five years of each of the officers and directors of Pfizer and Purchaser are set forth in Annex I to this Offer to Purchase.

Pfizer beneficially owns 1,563,280 Shares, which represents 17.7% of the Shares currently issued and outstanding. Pfizer holds 1,067,015 Shares directly and, along with Purchaser, has entered into tender and voting agreements with each of the directors and executive officers of Icagen and Venrock Associates and Venrock Associates II, L.P., pursuant to which these stockholders of Icagen have agreed to tender into the Offer an aggregate of 496,265 Shares.

Neither Pfizer nor Purchaser, nor, to the best knowledge of Pfizer and Purchaser after due inquiry, any of the persons listed in Annex I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Pfizer nor Purchaser, nor, to the best knowledge of Pfizer and Purchaser after due inquiry, any of the persons listed in Annex I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Except as described in this Offer to Purchase and Annex I, (i) to the best knowledge of Pfizer and Purchaser after due inquiry, none of the persons listed in Annex I to this Offer to Purchase beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Pfizer or Purchaser, or, to the best knowledge of Pfizer and Purchaser after due inquiry, any of the persons referred to Annex I hereto has effected any transaction in the Shares during the past 60 days.

Past Contacts, Transactions, Negotiations and Agreements. In addition to the information provided in Section 11 “Contacts and Transactions with Icagen; Background of the Offer” of this Offer to Purchase and elsewhere in this Offer to Purchase:

On August 13, 2007, Pfizer entered into a collaborative research and license agreement with Icagen (the “Collaborative Agreement”) for the discovery, development, manufacture and commercialization of compounds and products that modulate three specific sodium ion channels as new potential treatments for pain and related disorders. The research term of this collaboration has been extended twice, most recently through year-end 2011. Under the terms of the agreement, Icagen and Pfizer are combining resources to identify compounds that target these three ion channels in a global research and development collaboration. Icagen and Pfizer have formed a joint research committee to monitor and oversee the collaboration. Under the terms of the collaboration, Icagen has granted Pfizer a worldwide exclusive license, with the right to grant sublicenses, to its patent rights and know-how with respect to drugs arising from the collaboration. In addition, Icagen has granted Pfizer the first right to enforce its intellectual property rights in order to protect these drugs, while also retaining a right to enforce its intellectual property rights. Pfizer is responsible for funding all aspects of the collaboration and for worldwide clinical development and commercialization of drugs arising from the collaboration.

Pursuant to the Collaborative Agreement, Pfizer paid Icagen an initial upfront license fee of $12.0 million and to date has also paid Icagen $4.0 million in milestone payments. In addition to the upfront license fee, Pfizer is providing Icagen with research and development funding over the research term of the collaboration. Pfizer is obligated to make payments to Icagen upon achievement of specified research, development, regulatory and commercialization milestone payments of up to $359.0 million for each drug candidate developed. Icagen is also eligible to receive tiered royalties based on specified percentages of net product sales, against which Pfizer may credit commercialization milestone payments paid to Icagen based on sales of the same product. Pfizer’s obligation to pay Icagen royalties with respect to a product will expire generally on a country-by-country basis on the expiration of the last-to-expire of specified patent rights covering the product.

The ion channel targets in the collaboration between Pfizer and Icagen, including the sodium channel Nav1.7, are important in the generation of electrical signals in nerve fibers that mediate the initiation, transmission and sensation of pain. During the third quarter of 2010, Pfizer conducted a microdose study in healthy volunteers of several collaboration compounds targeting the sodium ion channel Nav1.7. Based upon data obtained in this study, Pfizer selected one of these compounds for further clinical development. During the fourth quarter of 2010, a single dose escalation study of this compound in healthy volunteers was initiated. The initiation of the microdose study and the selection of a compound for further development triggered milestones to Icagen totaling $4.0 million.

The Collaborative Agreement will expire on a product-by-product basis on the later of the end of the research term, which was originally two years from the effective date of the agreement but which has subsequently been extended through December 2011, or the date on which all royalty obligations end. Pfizer may terminate the Collaborative Agreement following the research term with respect to products that Pfizer no longer intends to develop or commercialize. Either party may terminate the Collaborative Agreement in the event that the other party materially breaches its obligations under the agreement and fails to cure such breach within a specified cure period. If Icagen terminates the Collaborative Agreement based on a material breach by Pfizer, or if Pfizer terminates the Collaborative Agreement with respect to specified products that Pfizer no longer intends to develop or commercialize, the rights to then identified products and product candidates to which Pfizer’s rights terminate will be transferred to Icagen.

In August 2007, in connection with the Collaborative Agreement, Icagen and Pfizer also entered into a purchase agreement (the “Purchase Agreement”) whereby Icagen agreed to sell to Pfizer up to $15.0 million of Icagen’s Shares. In addition, Pfizer agreed to grant Icagen a limited proxy to vote all of the shares beneficially owned by Pfizer or any of its subsidiaries in certain circumstances. In a first closing of the transaction on August 20, 2007, Icagen sold 336,021 Shares to Pfizer, resulting in gross proceeds to Icagen of approximately $5.0 million. In a subsequent closing of the transaction on February 13, 2008, Icagen sold 730,994 Shares to Pfizer, resulting in gross proceeds to Icagen of approximately $10.0 million.1

In March 2008, Icagen and Pfizer entered into a collaboration with the laboratory of Professor B. A. Wallace at Birkbeck College, University of London, to study the structural biology of sodium channels. This three party relationship was created to support Icagen’s collaboration with Pfizer. In connection with the Birkbeck collaboration, Pfizer also entered into a supplemental agreement with Icagen that required Pfizer to reimburse Icagen for certain equipment to be used in the collaboration and to pay Icagen for additional research and development services over a two year term. Icagen also contributed services to the collaboration, which concluded on March 31, 2010.

Pfizer and Icagen entered into an Agreement and Amendment to the Collaboration Agreement, dated September 17, 2009, which, among other things, extended the term of the Collaboration Agreement. On September 21, 2010, the parties entered into a Second Agreement and Amendment to the Collaboration Agreement to further extend the term of the Collaboration Agreement. The term of the Collaboration Agreement is currently set to expire on December 31, 2011.

[1]	These numbers have been adjusted to take into account Icagen’s one-for-eight reverse stock split effectuated on September 21, 2010. The original share amounts purchased by Pfizer pursuant to the Purchase Agreement were as follows: on August 20, 2007, Pfizer purchased 2,688,172 shares of Icagen’s common stock, par value $0.001 per share (“Common Stock”), for $1.86 per share and on February 13, 2008, Pfizer purchased an additional 5,847,953 shares of Common Stock from Icagen at $1.71 per share.

On December 10, 2010, Pfizer, Icagen and Yale University entered into a Collaboration and Sponsored Research Agreement, pursuant to which the parties agreed to collaborate on a research program in the field of erythromelalgia.

On July 20, 2011, Pfizer and Icagen entered into an amendment of the Collaborative Agreement which provides that no further development milestone payments under the Collaborative Agreement shall be due or payable by Pfizer to Icagen, nor shall Pfizer be required to notify Icagen of the achievement of any development milestone event, unless and until the Merger Agreement is terminated.

On July 20, 2011, Pfizer and Icagen entered into an amendment of the Purchase Agreement that provides that, notwithstanding any provision of the Purchase Agreement to the contrary, Pfizer will be permitted to vote, or cause to be voted, and Pfizer agrees to vote, or cause to be voted, all Shares beneficially owned by Pfizer or its subsidiaries (including Purchaser) in favor of the Merger and the adoption of the Merger Agreement.

Each of Pfizer and Purchaser disclaims that it is an “affiliate” of Icagen within the meaning of Rule 13e-3 under the Exchange Act.

10. Source and Amount of Funds

We estimate that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $51 million.

The Merger Agreement provides that as of the effective time of the Merger (the “Effective Time”) each outstanding option to acquire Shares (each a “Company Option” and collectively, the “Company Options”) granted under Icagen’s 1996 Equity Compensation Plan and 2004 Stock Incentive Plan (the “Company Stock Plans”), without regard to the extent then vested and exercisable, will be cancelled and, in consideration of such cancellation, Pfizer will, or will cause the corporation surviving the Merger (the “Surviving Corporation”) to, promptly following the Effective Time, pay to such holders of Company Options, an amount in respect thereof equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such Company Option and (y) the number of Shares then subject thereto (such payment, if any, to be reduced by applicable withholding taxes and transfer taxes and without interest). Based on information provided to us by Icagen, we estimate that the total amount of funds required to fulfill the foregoing obligations under the Merger Agreement in respect of outstanding options that are in-the-money with respect to the Offer Price will be approximately $217,500.

The Merger Agreement provides that as of the acceptance of Shares pursuant to the Offer (the “Acceptance Time”), each restricted stock unit granted by Icagen under a Company Stock Plan that is outstanding immediately prior to the Acceptance Time (each, a “Company RSU”) will vest and will be settled by Icagen through the issuance to each holder thereof of one Share in respect of each Company RSU that so vests (subject to any applicable withholding). At the Effective Time, each Share issued with respect to such former Company RSU will be converted into the right to receive the Offer Price in cash (the “Merger Consideration”) (such payment, if any, to be reduced by applicable withholding taxes and transfer taxes, and, without interest). Based on information provided to us by Icagen, we estimate that the total amount of funds required to fulfill the foregoing obligations under the Merger Agreement will be approximately $2.6 million.

The Merger Agreement provides that as of the Effective Time, each outstanding warrant to purchase Shares (each, a “Company Warrant”) shall become exercisable for the right to receive the Merger Consideration (subject to any applicable withholding taxes and transfer taxes, and without interest). Based on information provided to us by Icagen, we estimate that the total amount of funds required to fulfill the foregoing obligations under the Merger Agreement will be zero.

Under the Merger Agreement, as of the Effective Time, the Company Stock Plans will terminate and all rights under any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Icagen shall be cancelled.

Pfizer will ensure that we have sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and to fulfill our obligations under the Merger Agreement. Pfizer will be able to provide us with the necessary funds from cash on hand.

11. Contacts and Transactions with Icagen; Background of the Offer

Collaborative Agreement

Pfizer and Icagen are parties to the Collaborative Agreement for the discovery, development, manufacture and commercialization of compounds and products that modulate three specific sodium ion channels as new potential treatments for pain and related disorders. Under the terms of the Collaborative Agreement, Pfizer has made payments to Icagen in 2009, 2010 and 2011 in the aggregate amounts of $5.5 million, $8.8 million and $2.5 million, respectively. See Section 9 “Certain Information Concerning Pfizer and Purchaser — Past Contacts, Transactions, Negotiations and Agreements” of this Offer to Purchase.

In connection with the Collaborative Agreement, the parties entered into the Purchase Agreement whereby Icagen agreed to sell to Pfizer up to $15.0 million of Icagen’s Shares. Pursuant to the Purchase Agreement, in 2007, Icagen sold 336,021 Shares to Pfizer, resulting in gross proceeds to Icagen of approximately $5.0 million. In a subsequent transaction in 2008, Icagen sold 730,994 Shares to Pfizer resulting in gross proceeds to Icagen of approximately $10.0 million.2 See Section 9 “Certain Information Concerning Pfizer and Purchaser — Past Contacts, Transactions, Negotiations and Agreements” of this Offer to Purchase.

Acquisition Discussions

During the past several months, Pfizer and Icagen have engaged in periodic discussions relating to a potential acquisition of Icagen by Pfizer. Pursuant to such discussions, Pfizer’s management determined that it had a potential interest in pursuing a transaction involving Icagen. The following is a review of the history of these discussions, which eventually led to the present acquisition proposal.

In 2006, prior to the initiation of the Collaborative Agreement, Icagen and Pfizer had preliminary discussions about a potential strategic transaction. Pfizer was contacted by J.P. Morgan in 2008, 2009 and 2010 regarding a potential transaction with Icagen. Each of those times, Pfizer declined interest in pursuing a strategic transaction.

In early 2011, as part of an ongoing evaluation of the collaboration between Pfizer and Icagen, members of the senior management of Pfizer’s Worldwide Research & Development and Worldwide Business Development & Innovation organizations began an internal evaluation of the possible expansion or continuation of the Collaborative Agreement. As part of that review, an acquisition of Icagen was identified as a potentially attractive alternative.

On or about April 13, 2011, Barbara Dalton, Vice President Venture Capital at Pfizer, called Anthony Evnin, one of Icagen’s directors, to informally inquire about Icagen’s potential interest in a transaction. Dr. Dalton noted that the existing collaboration between Icagen and Pfizer would expire at the end of 2011 and that Pfizer believed it was time to begin exploring alternative options to continue or expand the relationship between the parties. In

[2]	These numbers have been adjusted to take into account Icagen’s one-for-eight reverse stock split effectuated on September 21, 2010. The original share amounts purchased by Pfizer pursuant to the Purchase Agreement were as follows: on August 20, 2007, Pfizer purchased 2,688,172 shares of Icagen’s common stock, par value $0.001 per share (“Common Stock”), for $1.86 per share and on February 13, 2008, Pfizer purchased an additional 5,847,953 shares of Common Stock from Icagen at $1.71 per share.

addition to a renewal or extension of the existing collaboration, Dr. Dalton asked Dr. Evnin whether Icagen would be willing to explore an acquisition by Pfizer. Dr. Dalton indicated that Pfizer wasn’t in a position to make a formal proposal, but wanted to know whether an acquisition by Pfizer at a price in the range of $4.00—$5.00 per share would be worth exploring further. Dr. Dalton explained to Dr. Evnin that Pfizer would need to complete customary due diligence prior to making any formal acquisition proposal. Dr. Evnin indicated that he would discuss the inquiry with both senior management and other Board members. Dr. Evnin called Dr. Dalton back later that day to ask a few clarifying questions, including whether Pfizer would consider transaction structures other than an acquisition of the entire company. Dr. Dalton responded that she would discuss that possibility with the Pfizer team. Dr. Evnin conveyed an interest in discussing Pfizer’s proposal with the Icagen Board, but that he did not think the indicated price range of $4.00—$5.00 per share would be acceptable. Dr. Dalton and Dr. Evnin agreed to speak again the following Wednesday (April 20, 2011). The closing price of Icagen’s common stock on April 13, 2011 was $2.44 and the market capitalization of the company was approximately $18 million.

Over the next few days, Dr. Evnin, P. Kay Wagoner, Chief Executive Officer of Icagen, and Richard Katz, Chief Financial Officer of Icagen, discussed the informal inquiry from Pfizer and considered appropriate next steps. These discussions included conversations with J.P. Morgan and the company’s outside counsel at Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”).

On or about April 20, 2011, Dr. Evnin and Dr. Dalton spoke by telephone to clarify Pfizer’s interest in Icagen and its programs. Dr. Evnin conveyed an interest in discussing Pfizer’s proposal with the Icagen Board, and reiterated that he did not think the indicated price range of $4.00—$5.00 per share would be acceptable. On or about April 21, 2011, Dr. Wagoner met with Dr. Dalton in New York and discussed Icagen’s technologies and expertise.

On or about April 26, 2011, Dr. Dalton and Dr Evnin spoke by telephone and Dr Evnin indicated that the price range being discussed was probably not of interest but couldn’t say if there was a basis for further discussions between Pfizer and Icagen until more was known about structure of a possible transaction. He also indicated that an exclusive negotiating period would likely not be acceptable to Icagen. Dr. Evnin and Dr. Dalton also discussed the fact that Pfizer would need to file a 13D with the SEC if the parties decided to pursue negotiating a transaction.

On or about April 27, 2011 Dr. Dalton called Dr. Evnin and stated that Pfizer would not require negotiating exclusivity with Icagen. Dr. Evnin and Dr. Dalton also discussed other elements of potential transaction structures and Pfizer’s intention to file a 13D with the SEC when and if the parties entered formal negotiations for an acquisition of Icagen.

On or about April 29, 2011, Dr. Evnin called Dr. Dalton to confirm the Board’s interest in exploring a potential acquisition of Icagen by Pfizer but indicated that the price range of $4.00—$5.00 per share was inadequate. Dr. Evnin notified Dr. Dalton that J.P. Morgan would contact Pfizer on behalf of the Board, pending Dr. Dalton’s confirming the appropriate contact within Pfizer for J.P. Morgan.

On or about May 3, 2011, Dr. Evnin spoke with Dr. Dalton and confirmed that J.P. Morgan should contact Doug Giordano, Senior Vice President, Business Development at Pfizer.

On or about May 5, 2011, representatives of J.P. Morgan spoke with Mr. Giordano and confirmed that the Icagen Board was interested in exploring a potential acquisition of the company by Pfizer, but that the indicated price range of $4.00—$5.00 per share was inadequate. J.P. Morgan also discussed with Mr. Giordano the potential acquisition process.

The following week representatives of J.P. Morgan spoke with Mr. Giordano to inform Mr. Giordano that Icagen will provide feedback on the indicated price range after a Board meeting later that week.

On or about May 17, 2011, J.P. Morgan called Mr. Giordano to confirm Icagen’s interest in exploring an acquisition by Pfizer but also to state that the indicated price range remained inadequate. J.P. Morgan conveyed to Pfizer at the request of the Board, that Pfizer might consider whether additional cash and a contingent value right structure could be employed to bridge the valuation gap.

On or about May 19, 2011, Mr. Giordano spoke with J.P. Morgan and indicated that Pfizer could potentially be interested in a transaction that would provide $5.00 per share of cash and a contingent value right that would have a value of approximately $0.50 per share to Icagen stockholders.

On or about May 24, 2011, J.P. Morgan called Mr. Giordano to express the Board’s continued interest in a transaction, but also to inform Mr. Giordano that the indicated price range remained inadequate. J.P. Morgan informed Mr. Giordano that the Board would be convening on June 2nd for a regularly scheduled meeting, and that Pfizer’s proposal would be discussed in detail at that meeting. J.P. Morgan encouraged Mr. Giordano to submit Pfizer’s best offer for consideration at this meeting.

On June 1, 2011, Mr. Giordano called J.P. Morgan to indicate that Pfizer would be willing to consider an acquisition of Icagen in an all-cash transaction at a price of $6.00 per share. Mr. Giordano indicated to J.P. Morgan that this would be the highest price that Pfizer would consider.

Later in the day on June 2, 2011, J.P. Morgan called Mr. Giordano to inform him that the Icagen Board was interested in proceeding towards a potential transaction at the proposed price of $6.00 per share and to discuss next steps regarding Pfizer’s diligence process.

On June 3, 2011, WilmerHale and Ropes & Gray, Pfizer’s counsel, initiated discussions regarding an amendment to the existing confidentiality agreement between the two companies.

On June 14, 2011, Icagen and Pfizer entered into an amendment to the confidentiality agreement, dated October 10, 2006, between the parties, which agreement was entered into to facilitate the disclosure of additional information about Icagen and for the parties to discuss a possible corporate transaction. The amendment extended the terms of the October 2006 confidentiality agreement for purposes of evaluating a potential transaction between the parties. The October 2006 confidentiality agreement, as amended, contains customary confidentiality provisions. Thereafter, Pfizer began to conduct a due diligence investigation of Icagen, including diligence covering the company’s business, technology, intellectual property and financial condition, which lasted through July 19th. During this due diligence investigation, Pfizer conducted three on-site visits on June 22, July 5 and July 6, 2011.

On June 14, 2011, Icagen conducted a management presentation with representatives of Pfizer.

On June 16, 2011, WilmerHale and Ropes & Gray had a conversation regarding Pfizer’s obligation to file a Schedule 13D as a result of the amendment of the confidentiality agreement and Pfizer’s potential interest in acquiring the company, the contents of that filing and the preparation of a merger agreement for the proposed transaction.

On June 20, 2011, WilmerHale and Ropes & Gray discussed the proposed timing of the transaction.

On June 22, 2011, Ropes & Gray sent an initial draft of the Merger Agreement to WilmerHale.

On June 24, 2011, Pfizer’s executive leadership provided their approval in principal of an acquisition of Icagen at a price of $6.00 per share. After the close of the market, Pfizer filed a Schedule 13D with the SEC which indicated that, as part of its ongoing evaluation of the possible extension or other modification of the existing collaboration agreement between the parties, it was evaluating the possibility of entering into a strategic transaction with Icagen, which could have the effect of influencing or changing the control of Icagen by means of a stock or asset acquisition or merger. On the same day, Icagen issued a press release acknowledging that it was currently engaged in preliminary discussions with Pfizer regarding a potential strategic transaction. The closing price of Icagen’s common stock on June 24, 2011 prior to the Schedule 13D filing by Pfizer was $2.40 and the market capitalization of the company was approximately $21.2 million.

On June 27, 2011, the first trading day following the filing of Pfizer’s Schedule 13D, Icagen’s stock price closed at $6.33. Also on June 27, 2011, after a review of the interim results of Pfizer’s due diligence, Pfizer’s executive leadership team gave their final approval of the acquisition of Icagen at a price of $6.00 per share. WilmerHale, Ropes & Gray and internal legal counsel for Pfizer met in person to review key issues and negotiate the Merger Agreement and J.P. Morgan spoke with Mr. Giordano about the Merger Agreement negotiations. During that call, Mr. Giordano reaffirmed that $6.00 per share was Pfizer’s best and final offer, despite fluctuation in Icagen’s share price.

On July 1, 2011, Ropes & Gray sent a revised draft of the Merger Agreement to WilmerHale, and on July 4, 2011, WilmerHale sent a revised draft of the Merger Agreement to Ropes & Gray.

On July 6, 2011, Wilmer Hale and Ropes & Gray conducted negotiations of the Merger Agreement by telephone.

Also on July 6, 2011 Ruth Mckernan, Senior Vice President and Chief Scientific Officer of Neusentis, a research unit of Pfizer focused on pain therapeutics, visited Icagen as part of on-site scientific and technical diligence and met with Icagen employees.

On July 7, 2011, the Board met telephonically to discuss the status of the ongoing merger negotiations and the proposed timing of a transaction with Pfizer. Representatives from WilmerHale and J.P. Morgan attended the meeting.

On July 12, 2011, Ropes & Gray sent a revised draft of the Merger Agreement to WilmerHale, and on July 14, 2011, WilmerHale sent a revised draft of the Merger Agreement to Ropes & Gray.

From July 12, 2011 through July 19, 2011, representatives of WilmerHale and Ropes & Gray continued to negotiate the Merger Agreement. In addition, on July 12th, July 14th and July 18th, Dr. Wagoner and Mr. Giordano spoke to resolve key open issues.

Between July 14, 2011 and July 19, 2011, Icagen’s common stock price increased from a closing price of $6.05 on July 13, 2011 to $7.75 on July 19, 2011.

By July 16, 2011, Icagen and Pfizer had reached agreement on nearly all business and legal issues, and later that day a final version of the Merger Agreement and related documentation was circulated to the Board for review prior to a meeting scheduled for July 19th.

On the evening of July 19, 2011, J.P. Morgan notified Pfizer that Icagen’s Board had approved the transaction. Final details related to the exchange of signatures were coordinated by WilmerHale and Ropes & Gray. The Merger Agreement was executed on the morning of July 20th, at which time a joint press release announcing the transaction was issued and the appropriate filings were made with the SEC.

Contacts and Transactions with Icagen

As of the date of this Offer to Purchase, Pfizer and Purchaser have not entered into any agreement, arrangement or understanding with P. Kay Wagoner or any other members of Icagen management regarding employment or consultancy with the Surviving Corporation. Pfizer intends to seek to retain certain members of the Icagen management team following the Effective Time. As part of these retention efforts, Pfizer may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with Icagen executive officers and other Icagen employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until at or after the Effective Time. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Icagen — Plans for Icagen” of this Offer to Purchase.

12. Purpose of the Offer; the Merger Agreement; Plans for Icagen

Purpose

The purpose of the Offer is to enable Pfizer and Purchaser to acquire control of Icagen and is the first step in Pfizer’s acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

The Merger Agreement

The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is an exhibit to the Tender Offer Statement on Schedule TO that we and Pfizer have filed with the SEC and which is hereby incorporated in this Offer to Purchase by reference. Copies of the Tender Offer Statement on Schedule TO together with all exhibits thereto, including the Merger Agreement, may be obtained and examined as set forth in Section 9 “Certain Information Concerning Pfizer and Purchaser.” Stockholders should read the Merger Agreement in its entirety for a more complete description of the matters summarized below.

The Merger Agreement is not intended to provide you with any other factual information about Pfizer, Purchaser or Icagen. Such information can be found elsewhere in this Offer to Purchase.

The Merger Agreement governs the contractual rights among Pfizer, Purchaser and Icagen in relation to the Offer and the Merger and is not intended to modify or supplement any factual disclosures about Icagen or Pfizer in Icagen’s or Pfizer’s public reports filed with the SEC. In particular, the Merger Agreement, incorporated by reference, and the summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to Icagen, Purchaser or Pfizer. The representations and warranties contained in the Merger Agreement were not intended, and should not be relied upon, to establish facts. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purpose of (i) establishing the circumstances under which Purchaser may have the right not to consummate the Offer, or Pfizer or Icagen may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.

The Offer. The Merger Agreement provides that we will commence the Offer no later than August 3, 2011 and that, upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the conditions of the Offer, we will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The conditions of the Offer are set forth in Section 14 “Conditions of the Offer” of this Offer to Purchase.

Top-Up Option. Pursuant to the Merger Agreement, Icagen has granted us an irrevocable option (the “Top-Up Option”) exercisable, in whole and not in part, to purchase at a price per share equal to the Offer Price that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by us or Pfizer at the time of exercise of the Top-Up Option, will constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares determined on a fully diluted basis, which means the number of Shares then outstanding, together with the Shares issuable pursuant to restricted stock units and Shares that Icagen may be required to issue pursuant to stock options or warrants outstanding at that date, whether or not vested and whether or not their exercise prices are less than the Offer Price. However, the Top-Up Option shall not be exercisable for a number of Shares in excess of the aggregate number of Shares held as treasury shares by the Company and the number of Shares that the Company is authorized to issue under its certificate of incorporation but which (i) are not issued and outstanding and (ii) are not reserved for issuance under the any Icagen employee stock or similar benefit plans or to otherwise satisfy outstanding rights to acquire Shares. The Top-Up Option shall be exercisable once at any time following the Acceptance Time and prior to the earlier to occur of (A) the Effective Time and (B) the termination of the Merger Agreement in accordance with its terms. The purpose of this provision is to facilitate a short-form merger following completion of the Offer. The Top-Up Option will terminate concurrently with the consummation of the Merger. Payment for Shares to be acquired by the Purchaser pursuant to an exercise of the Top-Up Option may be paid, at the election of Pfizer or Purchaser, either in cash or by delivery of a promissory note which promissory note will be on terms as provided in the Merger Agreement.

The Merger. The Offer is being made pursuant to the Merger Agreement, under which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Icagen, with the surviving entity, Icagen, becoming a wholly owned subsidiary of Pfizer (the “Merger”). In the Merger, each outstanding Share (other than Shares owned by Pfizer, Purchaser or Icagen as treasury stock, or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest thereon, less any applicable withholding taxes. You are responsible for transfer and similar taxes, if any, which may be withheld from the Offer Price.

Vote Required to Approve Merger. The DGCL requires, among other things, that Icagen’s board of directors approve the Merger Agreement and, if the short-form merger procedure described below is not available, that the holders of a majority of Icagen’s outstanding voting securities adopt the Merger Agreement. If the short-form merger procedure is not available for the Merger, Icagen’s stockholders will need to adopt the Merger Agreement. If stockholder adoption is required by the DGCL, Icagen will (subject to applicable legal requirements and requirements of its certificate of incorporation and bylaws) call and hold a meeting of its stockholders as promptly as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement. If the Minimum Condition in the Offer is satisfied and we accept for payment Shares tendered pursuant to the Offer, we will have sufficient voting power to approve the Merger Agreement at a meeting of Icagen stockholders without the affirmative vote of any other Icagen stockholder.

“Short-Form” Merger Procedure. The DGCL provides that, if a parent company owns at least 90% of the outstanding shares of each class of a subsidiary’s stock entitled to vote to adopt a merger agreement, the parent company may merge that subsidiary with the parent company pursuant to the “short-form” merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the DGCL, we and Pfizer would have to own at least 90% of the outstanding Shares of Icagen. If we are able to consummate the Merger pursuant to these provisions of the DGCL, the closing of the Merger would take place as promptly as practicable after the closing of the Offer, without any notice to or approval of the other stockholders of Icagen.

Conditions to the Merger. The Merger Agreement provides that the obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions:

(a)	the adoption of the Merger Agreement by the requisite vote of the holders of the Shares, to the extent required pursuant to the certificate of incorporation of the Company and the DGCL; and

(b)	no statute, rule, executive order or regulation shall have been enacted, issued, enforced or promulgated by any foreign or domestic arbitrator, court, nation, government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial regulatory or administrative functions of, or pertaining to, government (a “Governmental Entity”) which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing or making illegal the consummation of the Merger.

Termination of the Merger Agreement. The Merger Agreement may be terminated and the Offer and Merger may be abandoned:

a)	by mutual written consent of Pfizer and Icagen, duly authorized by the boards of directors of Pfizer and Icagen;

b)	by either Pfizer or Icagen if a court of competent jurisdiction or other Governmental Entity issues an order, decree or ruling or takes any other action, and such order, decree or ruling or other action becomes final and non-appealable, or there shall exist any statute, rule or regulation, in each case, permanently restraining, enjoining or otherwise prohibiting (collectively, “Restraints”) the consummation of the Offer or the Merger; provided, however, that the party seeking such termination shall have used reasonable best efforts to prevent the entry of and to remove such Restraints;

c)	by either Pfizer or Icagen if the Acceptance Time has not occurred by November 9, 2011 (the “Outside Date”); provided, however, that the right to so terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the principal cause of, or resulted in, the failure of the Acceptance Time to occur by such date;

d)	by Pfizer if, prior to the Acceptance Time, there has been a breach by Icagen of, or inaccuracy in, any representation, warranty, covenant or agreement of Icagen set forth in the Merger Agreement, which breach or inaccuracy has resulted in the conditions in subparagraphs (c) or (d) of Section 14 “Conditions to the Offer” not being satisfied (and such breach or inaccuracy has not been cured or such condition has not been satisfied within 20 days following notice by Pfizer thereof or such breach or inaccuracy is not reasonably capable of being cured);

e)	by Icagen if, prior to the Acceptance Time, there has been a breach by Pfizer or Purchaser of, or any inaccuracy in, any representation, warranty, covenant or other agreement of Pfizer or Purchaser set forth in the Merger Agreement, which breach or inaccuracy is reasonably expected to prevent Pfizer or Purchaser from performing in all material respects its obligations and covenants required to be performed by it under the Merger Agreement (and such breach or inaccuracy has not been cured within 20 days following notice by Icagen thereof or such breach or inaccuracy is not reasonably capable of being cured);

f)	by Pfizer, at any time prior to the Acceptance Time, if (i) (A) Icagen’s board of directors shall have effected an Adverse Recommendation Change (as defined below) (including an Adverse Recommendation Change in the absence of a Superior Proposal (as defined below) under the circumstances set forth in the Merger Agreement), (B) Icagen’s board of directors shall have recommended (or publicly proposed to do so) to Icagen’s stockholders an Acquisition Proposal (as defined below) (other than the Offer and the Merger) or approved any such Acquisition Proposal (or publicly proposed to do so) or Icagen shall have publicly announced its intention to enter into an Alternative Acquisition Agreement (as defined below) or shall have entered into an Alternative Acquisition Agreement, (C) following the date any Acquisition Proposal or any material modification thereto is first made public, sent or given to the shareholders of Icagen, Icagen fails to issue a press release that expressly reaffirms Icagen’s board of directors’ recommendation in support of the Offer and the Merger within 5 business days following Pfizer’s written request to do so (which request may only be made once with respect to any such Acquisition Proposal and each material modification thereto), or (D) Icagen’s board of directors shall have failed to recommend against, or taken a neutral position with respect to, a tender or exchange offer related to an Acquisition Proposal (other than the Offer and the Merger) in any position taken pursuant to Rules 14d-9 and 14e-2 under the Exchange Act within 10 business days after the commencement of such tender or exchange offer; or (ii) Icagen shall have violated or breached in any material respect certain non-solicitation obligations under the Merger Agreement and prior to termination under this clause (ii), Icagen has received an Acquisition Proposal;

g)	by Icagen, at any time prior to the Acceptance Time, pursuant to and in compliance with the terms of the Merger Agreement, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (as defined below);

h)	By Icagen (i) if, for any reason, Purchaser shall have failed to commence the Offer by the date that is 15 business days after the date of the Merger Agreement; provided, however, that Icagen may not terminate the Merger Agreement under this clause if such failure to commence the Offer has resulted from the breach of the Merger Agreement by Icagen or if Icagen has not provided Purchaser with a Schedule 14D-9 Icagen is prepared to file, without further revisions, upon commencement of the Offer; provided, further that Icagen may not terminate the Merger Agreement under this clause after such time as Purchaser has commenced the Offer; or

i)	By Pfizer or Icagen if the Offer (as it may have been extended pursuant to the Merger Agreement) expires as a result of the non-satisfaction of the conditions of the Offer, without Purchaser having accepted for payment any Shares validly tendered (and not withdrawn) pursuant to the Offer; provided, however, that a party to the Merger Agreement shall not be permitted to terminate the Merger Agreement pursuant to this clause if the non-satisfaction of the conditions of the Offer is attributable to the failure of such party to fulfill any of its obligations under the Merger Agreement.

In the event that the Merger Agreement is terminated for any reason set forth above, the Merger Agreement will become null and void and be of no further force or effect and there will be no liability on the part of Purchaser, Pfizer or Icagen (or any of their respective directors, officers, employees, stockholders, agents or representatives), except for, with respect to Purchaser, Pfizer and Icagen, certain enumerated exceptions; provided, however, that such a termination will not relieve any party from liability for fraud or knowing and willful breach (other than in any immaterial respect) of any of its covenants or agreements set forth in the Merger Agreement (provided that the failure of Pfizer or Purchaser to accept for payment and pay for the Shares validly tendered and not withdrawn pursuant to the Offer promptly following the expiration date in the event that all conditions of the Offer have been satisfied or, to the extent permitted, waived, as of the expiration date will be deemed a knowing and willful breach (in a material respect) by Pfizer and Purchaser pursuant to the Merger Agreement).

Alternative Acquisition Proposals. The Merger Agreement requires Icagen and its officers, directors, employees, investment bankers, attorneys, accountants or other agents (collectively, “Representatives”) to cease and terminate all existing discussions and negotiations with any persons, with respect to any offer or proposal for any transaction or series of related transactions, other than the transactions related to the Merger Agreement, for:

•	any consolidation, business combination, merger or similar transaction involving Icagen;

•	any recapitalization, restructuring, liquidation or dissolution of Icagen;

•	any issuance by Icagen of 15% or more of its equity securities; or

•

any sale, lease, exchange, transfer, exclusive license or disposition of assets of Icagen for consideration equal to fifteen percent (15%) or more of the market value of all of the outstanding Shares on the last trading day prior to the date of the Merger Agreement or fifteen percent (15%) of the total assets of Icagen.

Each of the above bullet points is referred to in the Merger Agreement and the Offer as an “Acquisition Proposal.”

Except as provided in the following two paragraphs, from the date of the Merger Agreement until the earlier of termination of the Merger Agreement or the Acceptance Time, Icagen will not, nor will it authorize or permit any of its Representatives to, directly or indirectly:

•

initiate, solicit or knowingly encourage, or knowingly take any action for the purpose of facilitating the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal;

•

enter into any agreement, arrangement or commitment including any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or similar agreement (an “Alternative Acquisition Agreement”) providing for an Acquisition Proposal or enter into any agreement, arrangement or commitment that requires Icagen to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement;

•	accept, approve, endorse or recommend an Acquisition Proposal; or

•

engage in negotiations or discussions with, or provide any non-public information or data to, any person (other than Pfizer or any of its affiliates or representatives) relating to any Acquisition Proposal.

However, these restrictions will not prohibit Icagen or Icagen’s board of directors from directing any person to the provisions of the Merger Agreement, from taking and disclosing to Icagen’s stockholders the position of Icagen’s board of directors with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or from making any disclosure to Icagen’s stockholders if, in the good faith judgment of Icagen’s board of directors, failure to so disclose would be inconsistent with its fiduciary duties under applicable law; provided, however, that this sentence shall not affect certain non-solicitation obligations of Icagen and Icagen’s board of directors and the rights of Pfizer and Purchaser under the Merger Agreement to the extent applicable to such disclosure; and provided, further, that any disclosure pursuant to this sentence other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act will be deemed to be an Adverse Recommendation Change that is subject to sections of the Merger Agreement entitling Pfizer to terminate the Merger Agreement and receive the Termination Fee (as defined below) unless Icagen’s board of directors expressly reaffirms its recommendation of the Offer to Icagen’s stockholders.

Prior to the Acceptance Time, Icagen and its Representatives may furnish information and data to any person (and such person’s representatives) pursuant to a confidentiality agreement with terms no less favorable in the aggregate to Icagen than those contained in the Confidentiality Agreement (defined below) and may negotiate and participate in discussions and negotiations with such person (and such person’s representatives) concerning an Acquisition Proposal if, and only if, such person has, in the absence of any breach of certain non-solicitation sections of the Merger Agreement, submitted a bona fide written Acquisition Proposal that Icagen’s board of directors determines in good faith, after consultation with its financial advisor, is or could reasonably be expected to lead to a Superior Proposal (defined below).

From and after the date of the Merger Agreement and prior to the Acceptance Time, Icagen shall promptly (and in any event within one (1) business day) notify Pfizer in the event that Icagen or its Representatives receives an Acquisition Proposal or any inquiry relating to an Acquisition Proposal or potential Acquisition Proposal from a person (or such person’s representatives) who could reasonably be expected to be capable of making an Acquisition Proposal. Icagen shall provide Pfizer promptly (and in any event within such one business day period) with the identity of such person and a copy of such Acquisition Proposal or inquiry (or, where any such Acquisition Proposal or inquiry is not in writing, a description of the material terms and conditions of such Acquisition Proposal or inquiry) including any material modifications thereto. Icagen shall keep Pfizer reasonably informed (orally and in writing) on a prompt basis (and in any event no later than one business day after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Acquisition Proposal (including the material terms and conditions thereof and of any material modification thereto), including furnishing copies of any material written inquiries, correspondence, and draft documentation.

Without limiting the foregoing, Icagen shall promptly (and in any event within one business day) notify Pfizer orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. Icagen shall not enter into any agreement with any person subsequent to the date of the Merger Agreement that would restrict Icagen’s ability to provide such information to Pfizer, and Icagen is not currently party to any agreement that prohibits Icagen from providing the information described in this paragraph to Pfizer. Icagen (i) shall not terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it is or becomes a party in connection with any Acquisition Proposal and (ii) shall use commercially reasonable efforts to enforce the provisions of any such agreement. Icagen will promptly provide to Pfizer any non-public information or data concerning Icagen provided or made available pursuant to certain non-solicitation sections of the Merger Agreement which was not previously provided or made available to Pfizer.

A “Superior Proposal” is defined in the Merger Agreement to be an unsolicited bona fide written Acquisition Proposal to acquire more than 50% of the equity securities or total assets of Icagen pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization, or a sale or exclusive license of its assets, (i) on terms which Icagen’s board of directors determines in its good faith judgment to be more favorable to the holders of Shares than the transactions contemplated by the Merger Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and the Merger Agreement, including the timing and likelihood of consummating the transactions contemplated by such proposal and the Merger Agreement, and (ii) which Icagen’s board of directors has determined to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

In the Merger Agreement, Icagen has agreed that neither Icagen’s board of directors nor any committee thereof will, except in compliance with the Merger Agreement, withdraw, withhold, qualify or modify in a manner adverse to Pfizer, or publicly propose to withdraw, withhold, qualify or modify in a manner adverse to Pfizer, the recommendation by Icagen’s board of directors or any such committee of the Offer, the Merger Agreement, or the Merger (an “Adverse Recommendation Change”). Icagen shall promptly following a determination by Icagen’s board of directors that an Acquisition Proposal is a Superior Proposal, notify Pfizer of such determination.

Notwithstanding the restrictions described in the preceding paragraph, prior to the Acceptance Time, if (i) Icagen receives a written bona fide Acquisition Proposal from a third party, (ii) a material breach by Icagen of the no-solicitation obligations of the Merger Agreement has not contributed to the making of such Acquisition Proposal, and (iii) Icagen’s board of directors concludes in good faith, after consultation with outside counsel and its financial advisors, that such Acquisition Proposal constitutes a Superior Proposal after giving effect to any adjustments to the terms of the Merger Agreement which may be offered by Pfizer and are irrevocable during the Notice Period (as defined below), Icagen’s board of directors may, if it determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of Icagen under applicable law:

a)	effect an Adverse Recommendation Change; and/or

b)	terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal.

However, Icagen may not terminate the Merger Agreement pursuant to clause (b) unless in advance of or concurrently with such termination, Icagen (1) pays the termination fee (described below) required by the Merger Agreement, and (2) immediately following such termination enters into a binding definitive Alternative Acquisition Agreement for such Superior Proposal. In addition, Icagen’s board of directors may not effect an

Adverse Recommendation Change pursuant to clause (a) or terminate the Merger Agreement pursuant to clause (b) unless:

1)	the Superior Proposal did not directly or indirectly result from a material breach by Icagen of the non-solicitation obligations of the Merger Agreement,

2)	Icagen shall have provided prior written notice to Pfizer (it being understood and agreed that the provision of such notice, in and of itself, shall not constitute an Adverse Recommendation Change), at least 3 business days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided Pfizer with a copy of the proposed Alternative Acquisition Agreement with respect to such Superior Proposal;

3)	prior to effecting such Adverse Recommendation Change or terminating the Merger Agreement to enter into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal, Icagen shall have made its representatives available during the Notice Period to discuss with Pfizer’s representatives any adjustments in the terms and conditions of the Merger Agreement that may be proposed by Pfizer and are irrevocable during the Notice Period so that such Acquisition Proposal ceases to constitute a Superior Proposal; and

4)	following any discussions described in the immediately preceding clause (3), Icagen’s board of directors determines in good faith that such Acquisition Proposal continues to constitute a Superior Proposal.

In the event of any material revisions to the terms of the Superior Proposal after the start of the Notice Period, Icagen shall be required to deliver a new written notice to Pfizer and to comply with clauses (1) to (4) above with respect to such new written notice, and the Notice Period shall be deemed to have re-commenced on the date of such new notice. Notwithstanding the foregoing, if fewer than 3 business days remain before the then scheduled expiration date of the Offer, the Notice Period with respect to Icagen’s board of directors effecting a change of its recommendation pursuant to the foregoing clause (a) shall equal 24 hours, provided, however, that, in such a circumstance, the Notice Period with respect to Icagen terminating the Merger Agreement pursuant to the foregoing clause (b) shall remain three business days. Any Adverse Recommendation Change shall not change the approval of Icagen’s board of directors for purposes of causing any state takeover statute or other law to be inapplicable to the transactions contemplated by the Merger Agreement, including each of the Offer and the Merger, or to the Tender and Voting Agreements.

Icagen’s board of directors may make an Adverse Recommendation Change in the absence of a Superior Proposal if the board has concluded in good faith, after consultation with its outside counsel, that (A) such Adverse Recommendation Change is in response to a material development or change in circumstances occurring or arising after the date of the Merger Agreement that was not known to Icagen’s board of directors at the date of the Merger Agreement and not relating to an Acquisition Proposal or inquiry for an Acquisition Proposal and (B) failure to make such an Adverse Recommendation Change would be inconsistent with its fiduciary duties to the stockholders of Icagen, provided, however, that the board of directors shall not make such an Adverse Recommendation Change unless Icagen has (i) provided to Pfizer at least three business days’ prior written notice (or such shorter period as remains prior to the scheduled expiration date of the Offer) advising Pfizer that the Icagen board of directors intends to take such action and specifying its reasons in reasonable detail, and (ii) during such three business day, or shorter, period, if requested by Pfizer, Icagen shall have made its representatives available to discuss with Pfizer’s representatives any adjustments in the terms and conditions of the Merger Agreement to obviate the need or reason for the Adverse Recommendation Change.

Fees and Expenses; Termination Fee. The Merger Agreement provides that, except as described below, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger is consummated.

The Merger Agreement provides that Icagen will pay Pfizer a termination fee of $2,250,000 (the “Termination Fee”) if Pfizer terminates under clause (f)(i) under “Termination of the Merger Agreement” above, no later than two business days after the date of receipt of Pfizer’s termination notice. If Icagen intends to terminate the Merger Agreement under clause (g) under “Termination of the Merger Agreement,” Icagen will, in connection with and as a condition to such termination, pay Pfizer the Termination Fee. If Pfizer terminates the Merger Agreement under clause (d), clause (f)(ii), or clause (i), in each case under “Termination of the Merger Agreement, (and in the case of termination pursuant to clause (i) there has been, prior to such termination, a material breach of the non-solicitation obligations in Section 5.2 of the Merger Agreement), and prior to such termination an Acquisition Proposal has been made (in the case of termination pursuant to clause (d) or clause (f)(ii), or publicly announced and not publicly withdrawn (in the case of termination pursuant to clause (i)), then Icagen shall pay Pfizer the Termination Fee upon signing a definitive agreement for a transaction relating to an Acquisition Proposal (or if earlier, the consummation of a transaction contemplated by an Acquisition Proposal), provided such signing (or, if earlier, such consummation) occurs within 12 months after the date of such termination. Any Termination Fee shall be payable by wire transfer in immediately available funds to such account as Pfizer may designate in writing to Icagen.

Conduct of Business. The Merger Agreement provides that during the period from the date of the Merger Agreement and continuing until the earliest to occur of (i) the Effective Time, (ii) the date on which Pfizer or Purchaser have appointed a majority of the members of Icagen’s board of directors or (iii) the date on which the Merger Agreement has been terminated in accordance with its terms (the “Pre-Closing Period”), Icagen will, except to the extent (I) Pfizer otherwise consents in writing, (II) required by applicable law or (III) as otherwise expressly provided in the Merger Agreement, use commercially reasonable efforts to carry on its business in the ordinary course, in substantially the same manner as previously conducted and in compliance in all material respects with all applicable laws and regulations, will pay its debts and taxes when due, subject to good faith disputes over such debts and taxes, and will pay or perform other material obligations when due.

Without limiting the generality of the foregoing, without the prior written consent of Pfizer and except as otherwise specifically provided in the Merger Agreement or as required by law, during the Pre-Closing Period Icagen has agreed to:

a)	Use commercially reasonable efforts to preserve intact and keep available the services of present employees of Icagen (it being understood that commercially reasonable efforts shall not include the requirement to pay any stay bonus, retention bonus or enter into any similar arrangements with employees in connection with the transactions contemplated by the Merger Agreement);

b)	Use commercially reasonable efforts to keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of the Merger Agreement;

c)	Subject to the negative covenants in the paragraph below, use commercially reasonable efforts to preserve the business of Icagen, to develop, commercialize and pursue regulatory approvals for the product candidates of Icagen, and use commercially reasonable efforts to keep the properties of Icagen substantially intact, to preserve its goodwill and business, to maintain all physical properties in such operating condition as will permit the conduct of its business on a basis consistent in all material respects with past practice, and to perform and comply in all material respects with the terms of its material contracts;

d)	Use commercially reasonable efforts to preserve and protect Icagen’s owned and licensed intellectual property and its intellectual property rights; and

e)

Notify and consult with Pfizer promptly (i) after receipt of any material communication from any Governmental Entity or inspections of any manufacturing or clinical trial site and before giving any material submission to a Governmental Entity in connection with any product candidate or program of Icagen or any of the matters set forth in this clause (i), and (ii) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs.

In addition, without the prior written consent of Pfizer and except as otherwise specifically provided in the Merger Agreement or as required by law, during the Pre-Closing Period Icagen has agreed not to:

a)	Amend or propose to amend the certificate of incorporation or bylaws of Icagen or amend the terms of any outstanding security of Icagen except as contemplated by the Merger Agreement.

b)	Split, combine, subdivide or reclassify any shares of capital stock of Icagen;

c)	Declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to its capital stock;

d)	Redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any shares of capital stock;

e)	Issue, sell, pledge, deliver, transfer, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or grant any restricted stock, restricted stock units or warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of Icagen, or grant to any third party any right the value of which is based on the value of Shares or other capital stock, other than the issuance of Shares reserved for issuance upon the conversion or exercise of convertible securities outstanding on the date of the Merger Agreement and disclosed in the Merger Agreement, including the issuance of Shares upon the exercise of Company Options;

f)	Acquire (1) (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or any series of related transactions any capital stock in any third party or any business or division of any third party or all or substantially all of the assets of any third party (or any business or division thereof) or (2) any material asset, lease, investment, capital contribution or any interest in real property other than in the ordinary course of business consistent in all material respects with past practice;

g)	Except as contemplated by the Merger Agreement, enter into, terminate or materially amend any contract or other agreement disclosed or required to be disclosed in a Form 10-K, Form 10-Q or Form 8-K of the SEC or any other material license, development, research, collaboration, clinical trial, service or lease agreement or statement of work with any third party, other than any termination or amendment in the ordinary course of business consistent in all material respects with past practice;

h)	Commence any activity in connection with any clinical trial or study relating to Icagen’s ICA-105665 compound;

i)	Authorize, incur or commit to incur any individual capital expenditure in excess of $50,000 or capital expenditures in the aggregate that exceed $100,000;

j)	Transfer, lease, sublease, license, sublicense, sell, mortgage, pledge, dispose of, or encumber any assets with a fair market value in excess of $25,000 individually or $50,000 in the aggregate to any person, other than in the ordinary course of business consistent in all material respects with past practice;

k)	(i) Incur or assume any indebtedness (other than trade debt in the ordinary course of business and on terms consistent in all material respects with past practice) or issue any debt securities; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the indebtedness of any other person; or (iii) make any loans, advances or capital contributions to, or investments in, any other person other than customary advances to employees for travel and business expenses in the ordinary course of business consistent in all material respects with past practice;

l)

(i) Increase the compensation payable to or to become payable to any officer, director, employee, agent or consultant, or (ii) enter into any employment, severance, retention, bonus, tax gross-up or other similar agreement or arrangement with any officer, director, employee, agent or consultant of Icagen, or adopt, or increase the benefits (including fringe benefits) under, any employee benefit plan, except (A) in each case, as required by law or as required pursuant to an existing agreement and (B) in the case of actions contemplated by subclause (i), with respect to employees with an annual base salary less than $100,000, agents or consultants, in each case, who are not officers or directors, in the ordinary course of business consistent with past practice but only to the extent that any of the foregoing does not materially increase the benefits or compensation expense to Icagen; or make any loans to any of its directors, officers or employees, agents or consultants other than customary advances to employees for travel and business expenses in the ordinary course of business consistent with past practice, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to any employee benefit plan or otherwise;

m)	Hire or promote any employees, agents or consultants, other than hires or promotions of employees, agents or consultants who are not officers or directors with annual base salary or expected annualized payments for services of less than $100,000, in the ordinary course of business consistent with past practice;

n)	Except as otherwise provided for in the Merger Agreement, establish, adopt, pay, agree to pay, grant or accelerate any pension, profit-sharing, bonus, incentive, deferred compensation, stock purchase, group insurance, vacation pay, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment agreement with or for the benefit of any director, officer or employee of Icagen, whether past or present, or amend in any respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing, except (y), in each case, as required by law or as required by existing agreements and (z) amendments to any broad-based employee benefit plans sponsored or maintained by Icagen, that do not materially increase the benefits or compensation expense to Icagen;

o)	Announce, implement or effect any reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of Icagen, other than routine employee terminations in the ordinary course of business consistent with past practice;

p)	Enter into any agreement or arrangement that in any material respect limits or otherwise restricts Icagen, or upon consummation of the transactions contemplated by the Merger Agreement, Pfizer or Surviving Corporation or any successor thereof from engaging or competing in any line of business or in any location;

q)	Enter into any collective bargaining agreement or other agreement with a labor union, workers council or similar organization;

r)	Change any of its accounting methods in a manner that materially affects its assets, liabilities or business or that would require Icagen to restate, or become obligated to restate, any financial statements included in Icagen’s most recent annual report on Form 10-K, except for such changes required by applicable law or in order to comply with generally accepted accounting principles;

s)	(i) Make any tax election, prepare or file any tax return, or consent to any extension or waiver of the limitations period applicable to any tax claim or assessment, except, in each case, in the ordinary course of business and consistent with past practice, or (ii) file any amended tax return, revise or amend any tax election, settle or compromise any tax liability (including via any voluntary disclosure agreement), change any annual tax accounting period, enter into any closing agreement with respect to taxes or surrender any right to claim a tax refund;

t)	Commence, settle or compromise any pending or threatened suit, action or claim which (i) involves payment of monetary damages, net of insurance proceeds actually received, in excess of $100,000 in the aggregate or imposes equitable relief on, or the admission of wrongdoing by, Icagen, (ii) would involve restrictions on the business activities of Icagen, or (iii) would involve the issuance of Icagen securities;

u)	Except as required by applicable law or as contemplated by the Merger Agreement, convene any regular or special meeting (or any adjournment or postponement thereof) of the shareholders of Icagen;

v)	Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Icagen (other than the Merger), other than routine employee terminations in the ordinary course of business consistent with past practice; or

w)	Enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize or commit to take any of the foregoing actions.

In addition, Icagen will use reasonable best efforts to ensure that cash and cash equivalents on Icagen’s balance sheet as of the date of expiration of the Offer shall exceed $11,000,000 if such date occurs on or prior to August 31, 2011, $9,750,000 if such date occurs after August 31, 2011 and on or prior to September 30, 2011 and $8,500,000 if such date occurs after September 30, 2011 and on or prior to the Outside Date (in each case, exclusive, whether or not previously paid, of Icagen’s transaction expenses in connection the Merger Agreement and the consummation of the Offer and the Merger).

Board of Directors. The Merger Agreement provides that upon the Acceptance Time, Pfizer shall be entitled to designate such number of directors on Icagen’s board of directors as will give Pfizer, subject to compliance with Section 14(f) of the Exchange Act, representation on Icagen’s board of directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (x) the total number of directors on Icagen’s board of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that (i) the number of Shares then owned by Pfizer, Purchaser or any other subsidiary of Pfizer bears to (ii) the number of such Shares outstanding, and Icagen shall, at such time, cause Icagen’s designees to be so elected; provided, however, that in the event that Pfizer’s designees are appointed or elected to Icagen’s board of directors, until the Effective Time, Icagen’s board of directors shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of Icagen (the “Independent Directors”); and provided, further, that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers or affiliates of Icagen, Pfizer or Purchaser, and are “independent directors” of Icagen for purposes of Nasdaq Marketplace Rule 5605(a)(2) as in effect on the date of the Merger Agreement, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. At such time, Icagen shall, upon Pfizer’s request, also cause persons elected or designated by Pfizer to constitute the same percentage (rounded up to the next whole number) as is on Icagen’s board of directors of each committee (or similar body) of Icagen’s board of directors, in each case only to the extent required by applicable law or the rules of any stock exchange on which the Shares are listed. Subject to applicable law, Icagen shall take all action reasonably requested by Pfizer necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and Icagen shall make such mailing with the mailing of the Schedule 14D-9 (provided that Purchaser shall have provided to Icagen on a timely basis all information required to be included in the Information Statement with respect to Purchaser’s designees). In connection with the foregoing, Icagen shall promptly, at the option of Purchaser, either increase the size of Icagen’s board of directors or obtain the resignation of such number of its current directors, or both, as is necessary to enable Pfizer’s designees to be elected or appointed to Icagen’s board of directors as provided above.

Notwithstanding anything in the Merger Agreement to the contrary, if Pfizer’s designees constitute a majority of Icagen’s board of directors after the Acceptance Time and prior to the Effective Time, then the affirmative vote of a majority of the Independent Directors (or if only one exists, then the vote of such Independent Director) shall be required to (a) amend or terminate the Merger Agreement by Icagen or by mutual written consent, (b) exercise or waive any of Icagen’s rights, benefits or remedies hereunder, if such action would materially and adversely affect holders of Shares other than Pfizer or Purchaser, (c) amend the certificate of incorporation or bylaws of Icagen, (d) take any other action of Icagen’s board of directors under or in connection with the Merger Agreement or the transactions contemplated thereby; (e) extend the time for performance of any of the obligations of Pfizer or Purchaser hereunder, (f) waive any condition to Icagen’s obligations hereunder, or (g) authorize any agreement between Icagen, on the one hand, and Pfizer, Purchaser or any of their affiliates, on the other hand. The Independent Directors shall have, and Pfizer shall cause the Independent Directors to have, the authority to retain such counsel (which may include current counsel to Icagen) and other advisors (which may include current advisors to Icagen) at the expense of Icagen as determined by the Independent Directors, and the authority to institute any action on behalf of Icagen to enforce performance of the Merger Agreement.

Stock Options, Restricted Stock Units and Warrants. The Merger Agreement provides that, effective as of the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time granted under the Company Stock Plans, without regard to the extent then vested and exercisable, shall be cancelled and, in consideration of such cancellation, Pfizer will, or will cause the Surviving Corporation to, promptly following the Effective Time, pay to each holder of Company Options, an amount in respect thereof equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such Company Option and (y) the number of Shares then subject thereto (such payment, if any, to be reduced by applicable withholding taxes and transfer taxes and without interest). Each Company Option that has an exercise price equal to or greater than the Offer Price shall be cancelled with no consideration due to the holder thereof. As of the Effective Time, all Company Options shall no longer be outstanding and shall automatically terminate and cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto other than the right to receive the cash payment, if any, contemplated by the foregoing.

The Merger Agreement provides that as of the Acceptance Time, each Company RSU will vest and will be settled by Icagen through the issuance to each holder thereof of one Share in respect of each Company RSU that so vests (subject to any applicable withholding). At the Effective Time, each Share issued with respect to such former Company RSU will be converted into the right to receive the Merger Consideration, subject to any applicable withholding and transfer taxes.

The Merger Agreement provides that as of the Effective Time, each Company Warrant shall become exercisable for the right to receive the Merger Consideration (subject to any applicable withholding taxes and transfer taxes and without interest).

Under the Merger Agreement, as of the Effective Time, the Company Stock Plans will terminate and all rights under any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Icagen shall be cancelled.

Indemnification and Insurance. From and after the Acceptance Time through the 6 year anniversary of the date on which the Effective Time occurs, Pfizer will cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Icagen (the “Indemnified Parties” and, each, an “Indemnified Party”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, actually and reasonably incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, employee or agent of Icagen or, while a director or officer of Icagen, is or was serving at the request of Icagen as a director, officer, employee or agent of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Icagen is obligated to indemnify and hold harmless such individuals on the date of the Merger Agreement pursuant to Icagen’s certificate of incorporation and bylaws as in effect on the date of the Merger Agreement. Each Indemnified Party will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from the Surviving Corporation to the fullest extent that Icagen is obligated to advance expenses to such individuals on the date of the Merger Agreement pursuant to Icagen’s certificate of incorporation and bylaws as in effect on the date of the Merger Agreement; provided that any Indemnified Party to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advances if it is determined by a final determination of a court of competent jurisdiction (which determination is not subject to appeal) that such Indemnified Party is not entitled to indemnification under applicable law.

Pfizer agrees that any rights to indemnification, exculpation and advancement of expenses existing on the date of the Merger Agreement in favor of any Indemnified Party as provided in Icagen’s certificate of incorporation and bylaws, in effect as of the date of the Merger Agreement, with respect to matters occurring at or prior to the Effective Time shall survive the Merger and shall continue in full force and effect for a period of 6 years after the Effective Time. During such period, Pfizer shall not, nor shall it permit the Surviving Corporation to, amend, repeal or otherwise modify such provisions for indemnification, exculpation and advancement of expenses in any manner that would adversely affect the rights of the Indemnified Parties in respect of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), unless such modification is required by law; provided, however, that in the event any claim or claims are asserted or made either prior to the Effective Time or within such 6 year period, all rights to indemnification in respect of any such claim or claims will continue until disposition of any and all such claims.

Subject to the next sentence, the Surviving Corporation shall, and Pfizer shall cause the Surviving Corporation to, (i) maintain, at no expense to the beneficiaries, in effect for 6 years from the Effective Time, the current policies of the directors’ and officers’ liability insurance maintained by Icagen (the “Current D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), so long as the annual premium therefor would not be in excess of 250% of the last annual premium paid prior to the Effective Time (such 250%, the “Maximum Premium”), or (ii) purchase a 6 year extended reporting period endorsement with respect to the Current D&O Insurance (a “Reporting Tail Endorsement”) and maintain such endorsement in full force and effect for its full term; provided, however, that Pfizer may, in lieu thereof, and shall have the final decision making ability to, purchase a substitute policy with the same coverage limits and substantially similar terms as in the Reporting Tail Endorsement proposed to be purchased by the Surviving Corporation. If Icagen’s or the Surviving Corporation’s existing insurance expires, is terminated or canceled during such 6 year period or exceeds the Maximum Premium, the Surviving Company shall obtain, and Pfizer shall cause the Surviving Corporation to obtain, as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Parties than the Current D&O Insurance. However, prior to Icagen or the Surviving Corporation taking any actions on the expiration, termination or cancellation during such 6 year period described in the previous sentence, Pfizer shall be provided the opportunity and have the final decision making ability to purchase as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Parties than the Current D&O Insurance.

Representations and Warranties. The Merger Agreement contains various representations and warranties made by Icagen to Pfizer and Purchaser, including representations relating to due organization and qualification, good standing, corporate power, due authorization, capitalization, absence of subsidiaries, SEC filings, financial statements, absence of undisclosed liabilities, absence of adverse changes, compliance with laws, legal actions and proceedings, contracts, intellectual property, insurance, commercial relationships, taxes, employee benefit plans, employee relations, real and personal property, environmental matters, absence of conflicts, stockholder vote required, board recommendation, brokers or finders, disclosure documents and estimated expenses. These representations and warranties were made to and solely for the benefit of Pfizer and Purchaser as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedules that Icagen delivered in connection with signing the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedules.

Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Icagen’s public disclosures. Certain representations and warranties in the Merger Agreement provide exceptions for items that are not reasonably likely to have a “Company Material Adverse Effect.”

For purposes of the Merger Agreement and the Offer, a “Company Material Adverse Effect” means any change, event, circumstance, effect or development (“Change”) that, individually or in the aggregate with all other Changes that exist on the date of determination of the occurrence of a Company Material Adverse Effect, has had or is reasonably likely to have a material adverse effect on (i) the business, financial condition, assets (including intellectual property assets) or results of operations of Icagen; or (ii) the ability of Icagen to consummate the Offer or the Merger; provided, however, that in no event shall Changes resulting from any of the following be taken into account in determining whether there is, has been or would reasonably be expected to be a Company Material Adverse Effect:

a)	changes in conditions of the economy or securities markets of the United States or any other country or region in the world in general that in the aggregate do not have a materially disproportionate impact on Icagen;

b)	changes in conditions affecting the biopharmaceutical industry that in the aggregate do not have a materially disproportionate impact on Icagen;

c)	changes in conditions of the credit markets, currency markets or other financial markets in the United States or any other country or region in the world that in the aggregate do not have a materially disproportionate impact on Icagen;

d)	political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world that in the aggregate do not have a materially disproportionate impact on Icagen;

e)	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world that in the aggregate do not have a materially disproportionate impact on Icagen;

f)	the announcement of the Merger Agreement or the consummation of the transactions contemplated thereby (but not any legal or contractual consequence of Icagen’s execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby);

g)	any actions taken or failure to take action, in each case, to which Pfizer has approved, consented to in accordance with the Merger Agreement or requested in writing; or compliance with the terms of, or the taking of any action required or contemplated by, the Merger Agreement; or the failure to take any action prohibited by the Merger Agreement;

h)	changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof) that in the aggregate do not have a materially disproportionate impact on Icagen; and

i)	changes in Icagen’s stock price or the trading volume of Icagen’s stock, or any failure by Icagen to meet any public estimates or expectations of Icagen’s revenue, earnings or other financial performance or results of operations for any period, or any failure by Icagen to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying facts or circumstances giving rise to any such change may be taken into account in determining whether there has occurred or may, would or could occur a Company Material Adverse Effect if such facts and circumstances are not otherwise excluded from such definition).

Amendments and Modifications. Subject to applicable law and as otherwise provided in the Merger Agreement, the Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of Icagen contemplated by the Merger Agreement, by written agreement of the parties to the Merger Agreement, but after the purchase of Shares pursuant to the Offer, no amendment shall be made which decreases the Offer Price payable to the holder of each outstanding Share and, after the approval of the Merger Agreement by Icagen’s stockholders, no amendment shall be made which by law requires further approval by such stockholders without obtaining such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties to the Merger Agreement.

Tender and Voting Agreements

In connection with the Merger Agreement, Pfizer and Purchaser have entered into Tender and Voting Agreements with each of the directors and executive officers of Icagen and Venrock Associates and Venrock Associates II, L.P. (collectively, the “Stockholders”), pursuant to which the Stockholders have agreed to tender into the Offer an aggregate of 496,265 Shares held by them. The following summary of certain provisions of the Tender and Voting Agreements is qualified in its entirety by reference to the form of Tender and Voting Agreement itself, which is incorporated herein by reference. The form of Tender and Voting Agreement has been filed as an exhibit to the Tender Offer Statement on Schedule TO.

Interested parties should read the form of Tender and Voting Agreement in its entirety for a more complete description of the provisions summarized below.

The Stockholders have irrevocably appointed Pfizer as proxy for the Stockholders to vote 496,265 Shares as to which the Stockholders have voting power and in the Stockholders’ name, place and stead, at any annual or special meeting, or at any adjournment thereof or pursuant to any consent of the shareholders of Icagen, in lieu of a meeting or otherwise, whether before or after the Acceptance Time, for: (i) the adoption of the Merger Agreement; and (ii) against any other action, agreement or transaction submitted for approval to the stockholders of Icagen that would constitute an Acquisition Proposal.

In addition, each Stockholder has agreed, in exchange for the consideration described in the Merger Agreement, to tender to us in the Offer the Shares beneficially owned by the Stockholder as soon as practicable following the commencement of the Offer, and in any event not later than 5 business days following the commencement of the Offer, provided that the Stockholders may withdraw any Shares tendered pursuant to the Tender and Voting Agreements at any time following the termination of the Offer or such Stockholder’s Tender and Voting Agreement.

The Stockholders have granted Pfizer an irrevocable option (the “Option”) to purchase all of such Stockholder’s right, title and interest in and to its Shares at a price per share equal to the Offer Price. Pfizer may exercise the Option in whole, but not in part, if, but only if, (a) Purchaser has acquired Shares pursuant to the Offer and (b) the Stockholder has failed to tender into the Offer any Shares or shall have withdrawn the tender of any Shares into the Offer. Pfizer may exercise the Option at any time within 60 days following the date when such Option first becomes exercisable.

During the term of the Tender and Voting Agreements, except as otherwise provided therein, the Stockholders agree not to:

•

directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Shares held by the Stockholder, or agree to do any of the foregoing; or

•	take any action which would have the effect of preventing or disabling the Stockholder from performing its obligations under the Tender and Voting Agreement.

The Tender and Voting Agreements, and all rights and obligations of us, Pfizer and the Stockholders will terminate on the earlier of: (i) the day after the Merger is consummated, (ii) the Outside Date, (iii) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to the Stockholder, and (iv) the termination of the Merger Agreement pursuant to the termination provisions thereof.

Confidentiality Agreements

Pfizer and Icagen entered into a letter agreement on January 6, 2006 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, Pfizer and its representatives agreed, subject to certain exceptions, to keep confidential certain non-public information provided by Icagen to evaluate a potential business transaction between the parties. On January 18, 2006, the parties amended the Confidentiality Agreement to clarify that Icagen would be disclosing non-public information regarding sodium ion channel targets for pain to Pfizer under the Confidentiality Agreement.

On October 10, 2006, Pfizer and Icagen amended and restated the Confidentiality Agreement (the “Amended and Restated Confidentiality Agreement”). Pursuant to the Amended and Restated Confidentiality Agreement, Pfizer and its representatives agreed, subject to certain exceptions, to keep confidential certain information provided by Icagen for the purposes of evaluating a possible transaction between Icagen and Pfizer. The Amended and Restated Confidentiality Agreement contains provisions in which Pfizer agrees not to solicit Icagen employees for a period of fifteen months from the date of the Amended and Restated Confidentiality Agreement. On June 14, 2011, Pfizer and Icagen amended the Amended and Restated Confidentiality Agreement to, among other things, give Pfizer access to various due diligence materials and extend Pfizer’s non-solicitation obligations to 15 months after June 14, 2011.

The Merger Agreement provides that the Amended and Restated Confidentiality Agreement, as amended on June 14, 2011, remains in effect and that certain information exchanged pursuant to the Merger Agreement will be subject to the Amended and Restated Confidentiality Agreement.

Plans for Icagen

After we purchase the Shares pursuant to the Offer, Pfizer may appoint its representatives to Icagen’s board of directors in proportion to its ownership of the outstanding Shares, as described above under “Board of Directors.” Following completion of the Offer and the Merger, Pfizer intends to operate Icagen as a wholly owned subsidiary of Pfizer under the direction of Pfizer’s management.

Pfizer intends to review Icagen’s business and corporate structure and reserves the right to change its plans and intentions at any time, as it deems appropriate.

If permitted by applicable law, subsequent to the completion of the Offer and the Merger or any subsequent offering period, if necessary, Pfizer intends to de-list the Shares from Nasdaq.

Extraordinary Corporate Transactions

Except as indicated in this Offer to Purchase, Pfizer has no present plans or proposals which relate to or would result in (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Icagen or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of Icagen or any of its subsidiaries, (3) any material change in the present dividend policy, or indebtedness or capitalization of Icagen, (4) any change to Icagen’s present management, and (5) any other material changes in Icagen’s corporate structure or business.

Appraisal Rights

Holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares (that did not tender their Shares in the Offer) at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the surviving corporation in the Merger do not agree on such fair value, the stockholder will have the right to a judicial determination of fair value of such stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with any interest as determined by the court. Any such judicial determination of the fair value of such Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of such Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions. A complete text of Section 262 of the DGCL is set forth as Annex II hereto. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

Going-Private Transactions

Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions. We and Pfizer do not believe that Rule 13e-3 will be applicable to the Merger because it is anticipated that the Merger will be consummated within one year after the completion of the Offer and in the Merger, stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in the Merger be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger.

13. Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement, until the earlier to occur of the termination of the Merger Agreement or the time we first accept any Shares for payment pursuant to the Offer, without the prior written consent of Pfizer, Icagen may not declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to any Shares.

14. Conditions of the Offer

The Merger Agreement provides that we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if (i) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the Minimum Condition is not satisfied; or (ii) at any time on or after the date of the Merger Agreement and before the expiration of the Offer, any of the following shall occur and be continuing:

a)

there is pending any suit, action or proceeding brought by any governmental entity (i) seeking to prohibit or impose any material limitations on Purchaser’s or Pfizer’s ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or any material portion of their or Icagen’s or Icagen’s subsidiaries’ businesses or assets, taken as a whole, or to compel Purchaser or Pfizer or their respective subsidiaries or affiliates to dispose of or hold separate any material portion of the business or assets of Icagen or Pfizer or their respective subsidiaries, (ii) seeking to prohibit or make illegal the making or consummation of the Offer or the Merger, (iii) seeking to impose material limitations on the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer or the Merger, (iv) seeking to impose material limitations on the ability of Purchaser or Pfizer effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to Icagen’s stockholders, or (v) seeking to require divestiture by Pfizer or any of its subsidiaries or affiliates of any Shares;

b)	there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable, by or on behalf of a Governmental Entity, to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other action shall be taken by any Governmental Entity, that would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

c)	(i) the representations and warranties of Icagen contained in the Merger Agreement, other than those in Section 3.2 (authority to execute and perform the Merger Agreement), Section 3.3(a) (capitalization), the third sentence of Section 3.5 (SEC reports), and the first sentence of Section 3.8 (absence of adverse changes — no material adverse effect), shall not be true and correct, without giving effect to the words “materially” or “material” or to any qualification based on the defined term “Company Material Adverse Effect,” except where the failure to be so true and correct, individually or in the aggregate, does not have a Company Material Adverse Effect, (ii) the representations and warranties of Icagen contained in Section 3.2 (authority to execute and perform the Merger Agreement) and the first sentence in Section 3.8 (absence of adverse changes — no material adverse effect) shall not be true and correct and (iii) the representations and warranties of Icagen contained in Section 3.3(a) (capitalization) and in the third sentence of Section 3.5 (SEC reports) shall not be true and correct in all material respects (it being understood that the representations and warranties in Section 3.3(a) (capitalization) shall be deemed not to have been true and correct in all material respects if the actual number of Shares outstanding on a fully diluted basis as of the Acceptance Time exceeds the number of Shares outstanding on a fully diluted basis derived from Section 3.3(a) as of the date of the Merger Agreement by more than a de minimus amount), in the case of each of clauses (i) through (iii) above as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date);

d)	Icagen shall have breached or failed to perform or to comply, in all material respects, with all agreements, obligations and covenants to be performed or complied with by it under the Merger Agreement;

e)	cash and cash equivalents on Icagen’s balance sheet as of the date of expiration of the Offer fails to exceed (i) $11,000,000 if such date occurs on or prior to August 31, 2011, (ii) $9,750,000 if such date occurs after August 31, 2011 but on or prior to September 30, 2011, or (iii) $8,500,000 if such date occurs after September 30, 2011 and on or prior to the Outside Date (in each case, exclusive, whether or not previously paid, of Icagen’s transaction expenses in connection the Merger Agreement and the consummation of the Offer and the Merger);

f)	Pfizer and Purchaser shall have failed to receive a certificate executed by Icagen’s Chief Executive Officer or President on behalf of Icagen, dated as of the scheduled expiration of the Offer, to the effect that the conditions set forth in paragraphs (c) and (d) above have not occurred; and

g)	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Pfizer and Purchaser, may be asserted by Pfizer or Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Pfizer or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Pfizer or Purchaser, subject in each case to the terms of the Merger Agreement.

The failure by Pfizer or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15. Certain Legal Matters

Except as described in this Section 15, based on a review of publicly available filings made by Icagen with the SEC and other publicly available information concerning Icagen and information supplied by Icagen, none of Pfizer, Purchaser or Icagen is aware of any governmental license or regulatory permit that appears to be material to the business of Icagen and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares as contemplated herein or of any approval or other action by any Governmental Entity that would be required for the acquisition or ownership of the Shares by us as contemplated herein. Should any such approval or other action be required, we and Pfizer currently contemplate that such approval or other action will be sought. If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14 “Conditions of the Offer” of this Offer to Purchase for a description of the conditions to the Offer.

State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

Icagen is incorporated under the laws of Delaware. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as Icagen from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an Interested Stockholder unless: (a) prior to such time the board of directors of the corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the Interested Stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to such time the Business Combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the Interested Stockholder. The foregoing description of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

Icagen’s board of directors has approved the Merger Agreement and the transactions contemplated by the Merger Agreement for purposes of Section 203 of the DGCL.

Based on information supplied by Icagen and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the board of directors of Icagen, we do not believe that any state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither we nor Pfizer has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 14 “Conditions of the Offer” of this Offer to Purchase.

Shareholder Litigation

Ten putative stockholder class action complaints have been filed in the Delaware Court of Chancery by stockholders of Icagen: Michael Rauscher v. Icagen, Inc., et. al. (filed July 22, 2011), Denise R. Cooper v. P. Kay Wagoner, et. al. (filed July 22, 2011), Michael Peters v. Icagen, Inc., et. al. (filed July 22, 2011), Kenneth S. Cucchia v. Icagen, Inc., et. al. (filed July 22, 2011), Michael Dabah v. Icagen, Inc., et. al. (filed July 25, 2011), Dimitri Arges v. Charles A. Sanders, et. al. (filed July 25, 2011), Iroquois Master Fund Ltd. v. Charles A. Sanders, et. al. (filed July 26, 2011), Leland Boyette v. Icagen, Inc., et. al. (filed July 27, 2011) Thomas Hollinshead and David Pill v. Icagen, Inc., et. al. (filed July 27, 2011) and Gary Pawlovich v. Charles A. Sanders., et. al. (filed August 2, 2011) (collectively, the “Stockholder Actions”). The Stockholder Actions each name Pfizer, Icagen, and the current members of the board of directors of Icagen as defendants. All of the Stockholder Actions with the exception of Iroquois also name Eclipse Acquisition Corp. as a defendant. Further, Raucher, Arges, Iroquois Master Fund, Boyette and Pawlovich also name Dennis B. Gillings, a former director of Icagen, as a defendant. Plaintiffs in each Stockholder Action assert that the members of Icagen’s board breached their fiduciary duties to Icagen’s stockholders by entering into the merger via a flawed process and at an unfair price that does not reflect the value of Icagen. The plaintiffs also allege that the Merger Agreement contains preclusive deal protection devices including a no solicitation provision, termination fee, top-up option, and matching rights.

Each Stockholder Action seeks, among other relief, an injunction preventing completion of the merger, as well as costs and attorneys’ fees in connection with each such litigation. Pfizer believes the Stockholder Actions are without merit and intends to vigorously defend against them. There can be no assurance, however, that Pfizer will be successful in its defense.

16. Fees and Expenses

We and Pfizer have retained Morrow & Co., LLC to act as the Information Agent and American Stock Transfer & Trust Company, LLC to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services and be reimbursed for certain reasonable out-of-pocket expenses. Pfizer will indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

Neither we nor Pfizer will pay any other fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by us upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Pfizer or the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Pfizer, the Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

We and Pfizer have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Icagen will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Sections 8 and 9 of this Offer to Purchase.

August 3, 2011	Eclipse Acquisition Corp.

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF

PFIZER AND PURCHASER

The names of the directors and executive officers of Pfizer and Purchaser and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated the principal business address for each director and officer of Purchaser and Pfizer is c/o 235 East 42nd Street, New York, NY 10017-5755, and the business telephone number is (212) 733-2323. Unless otherwise indicated, each director and officer is a citizen of the United States.

PFIZER

Directors

Dennis A. Ausiello, M.D.

Jackson Professor of Clinical Medicine at Harvard Medical School and Chief of Medicine at Massachusetts General Hospital since 1996. President of the Association of American Physicians in 2006. Member of the Institute of Medicine of the National Academies of Science and a Fellow of the American Academy of Arts and Sciences. Director of TARIS BioMedical, Inc. and several non-profit organizations, including the Broad Institute for Human Genetics and Research! America. Director of Pfizer since 2006. Member of Pfizer’s Audit Committee, Pfizer’s Corporate Governance Committee, Pfizer’s Regulatory and Compliance Committee and Pfizer’s Science and Technology Committee.

Michael S. Brown, M.D.

Distinguished Chair in Biomedical Sciences since 1989 and Regental Professor since 1985 at the University of Texas Southwestern Medical Center at Dallas. Co-recipient of the Nobel Prize in Physiology or Medicine in 1985 for discoveries concerning the regulation of cholesterol metabolism. Recipient of the Lasker Award in 1985, the National Medal of Science in 1988, and the Woodrow Wilson Award for Public Service in 2005. Member of the National Academy of Sciences, the Institute of Medicine, the American Association of Arts and Sciences, the American Philosophical Society and a Foreign Member of the Royal Society (London). Director of Regeneron Pharmaceuticals, Inc. Director of Pfizer since 1996. Chair of Pfizer’s Science and Technology Committee and member of Pfizer’s Corporate Governance Committee.

M. Anthony Burns

Chairman Emeritus since 2002, Chairman of the Board from 1985 to 2002, Chief Executive Officer from 1983 to 2000, and President from 1979 to 1999 of Ryder System, Inc., a provider of transportation and logistics services. Director of Huntsman Corporation and J.C. Penney Company, Inc. Director of Stanley Black & Decker, Inc. from March 2010 until May 2010 and of The Black & Decker Corporation from 2001 until March 2010. Life Trustee of the University of Miami. Director of Pfizer since 1988. Member of Pfizer’s Audit Committee, Corporate Governance Committee and Executive Committee.

W. Don Cornwell

Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation from 1988 until his retirement in August 2009 and Vice Chairman until December 2009. Granite Broadcasting Corporation filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in December 2006 and emerged from its restructuring in June 2007. Currently Director of American International Group, Inc., Avon Products, Inc. and the Wallace Foundation. Director of CVS Caremark Corporation from 1994 until 2007 and the M.S. Hershey School

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and Trust from 1995 until 2002. Trustee of Big Brothers/Sisters of New York. Director of Pfizer since 1997. Chair of Pfizer’s Audit Committee and member of Pfizer’s Compensation Committee and Regulatory and Compliance Committee.

Frances D. Fergusson, Ph.D.

President Emeritus of Vassar College since 2006 and President from 1986 to 2006. Served on the Mayo Clinic Board for 14 years, the last four years as its Chairman, and as President of the Board of Overseers of Harvard University from 2007 through 2008. Director of HSBC Bank USA from 1990 through 2008 and Director of Wyeth from 2005 until 2009. Currently Director of Mattel, Inc. Director of Pfizer since 2009. Chair of Pfizer’s Regulatory and Compliance Committee and a member of Pfizer’s Compensation Committee and Science and Technology Committee.

William H. Gray III

Co-Chairman of GrayLoeffler, LLC (formerly the Amani Group), a business advisory and consulting firm. Chairman of the Amani Group from 2004 through September 2009. Pastor Emeritus of the Bright Hope Baptist Church in Philadelphia since 2005. President and Chief Executive Officer of The College Fund/UNCF (Educational Assistance) from 1991 to 2004. U.S. Congressman from the Second District of Pennsylvania from 1979 to 1991, including service at various times as Budget Committee Chair and House Majority Whip. Director of Visteon Corporation from 2000 until January 2010. Currently Director of Dell Inc., J. P. Morgan Chase & Co. and Prudential Financial, Inc. Director of Pfizer since 2000. Chair of Pfizer’s Corporate Governance Committee and a member of Pfizer’s Science and Technology Committee.

Constance J. Horner

Guest Scholar from 1993 until 2005 at The Brookings Institution, an organization devoted to nonpartisan research, education and publication in economics, government, foreign policy and the social sciences. Commissioner of the U.S. Commission on Civil Rights from 1993 to 1998. Served at the White House as Assistant to President George H. W. Bush and as Director of Presidential Personnel from 1991 to 1993. Deputy Secretary, U.S. Department of Health and Human Services, from 1989 to 1991. Director of the U.S. Office of Personnel Management from 1985 to 1989. Director of Ingersoll-Rand plc and Prudential Financial, Inc.; Fellow, National Academy of Public Administration; and Member of the Board of Trustees of the Prudential Foundation. Director of Pfizer since 1993 and Lead Independent Director from 2007 until December 2010. Member of Pfizer’s Corporate Governance Committee, Pfizer’s Regulatory and Compliance Committee and Pfizer’s Executive Committee.

James M. Kilts

Founding Partner, Centerview Partners Management, LLC, a private equity firm, since 2006. Vice Chairman, The Procter & Gamble Company, from 2005 to 2006. Chairman and Chief Executive Officer, The Gillette Company, from 2001 to 2005 and President, The Gillette Company, from 2003 to 2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation, from 1998 until its acquisition in 2000. Director of New York Times Company from 2005 until 2008; Procter & Gamble Company from 2005 until 2006; and Whirlpool Corporation from 1999 until 2005. Currently Chairman of The Nielsen Company Supervisory Board and Non-Executive Chairman of the Board of Nielsen Holdings, Director of Meadwestvaco Corporation and MetLife, Inc. and Trustee of Knox College and the University of Chicago, and a member of the Board of Overseers of Weill Cornell Medical College. Director of Pfizer since 2007. Member of Pfizer’s Compensation Committee and its Chair since December 2010 and member of Pfizer’s Science and Technology Committee.

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George A. Lorch

Non-Executive Chairman of Pfizer Board since December 2010. Chairman Emeritus of Armstrong Holdings, Inc., a global manufacturer of flooring and ceiling materials, since 2000, having served as Chairman and Chief Executive Officer and in other executive capacities with Armstrong Holdings, Inc. and its predecessor, Armstrong World Industries, Inc., from 1993 to 2000. Director of Autoliv, Inc., Masonite International, Inc., a non-public company, and The Williams Companies, Inc. and also a Director of HSBC Finance Co. and HSBC North America Holding Company, non-public, wholly owned subsidiaries of HSBC LLC. Director of Pfizer since 2000.

John P. Mascotte

Retired President and Chief Executive Officer of Blue Cross and Blue Shield of Kansas City, Inc., a position he held from 1997 through 2001. Former Chairman of Johnson & Higgins of Missouri, Inc. and former Chairman and Chief Executive Officer of The Continental Corporation. Served on the boards of The New York Public Library, Lincoln Center and The Aspen Institute and as Chairman of The Local Initiative Support Corporation, The Aspen Community Foundation and Common Cents. Director of Crown Media Holdings, Inc. from 2000 until 2006, LabOne, Inc. from 2002 until 2005, and Wyeth from 1995 until 2009. Director of Pfizer since 2009. Member of Pfizer’s Corporate Governance Committee, Regulatory and Compliance Committee and Science and Technology Committee.

Suzanne Nora Johnson

Retired Vice Chairman, Goldman Sachs Group, Inc., since 2007. During her 21-year tenure with Goldman Sachs, she served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care. Director of American International Group, Inc., Intuit Inc. and VISA Inc. Board member of the American Red Cross, The Brookings Institution, the Carnegie Institution of Washington and the University of Southern California. Director of Pfizer since 2007. Member of Pfizer’s Audit Committee, Compensation Committee and Science and Technology Committee.

Ian C. Read

President and Chief Executive Officer of Pfizer since December 2010. Senior Vice President; Group President, Pfizer’s Worldwide Biopharmaceutical Businesses from October 2009 through December 2010. President Worldwide Pharmaceutical Operations from 2006 until October 2009. Since joining Pfizer in 1978 as an operational auditor, Mr. Read has held various positions of increasing responsibility in pharmaceutical operations. Currently a Director of Kimberly-Clark Corporation. Serves on the Boards of U.S. Council for International Business and the European Federation of Pharmaceutical Industries and Associations. Director of Pfizer since December 2010. Chair of Pfizer’s Board’s Executive Committee.

Stephen W. Sanger

Chairman of General Mills, Inc., a packaged food producer and distributor, from 1995 until his retirement in 2008 and its Chief Executive Officer from 1995 to 2007. Former Chairman of the Grocery Manufacturers of America. Recipient of the Woodrow Wilson Award for Public Service in 2009. Chaired the Fiscal Policy Committee of the Business Roundtable and served as a director of Catalyst. Director of General Mills, Inc. from 1992 until 2008. Currently Director of Target Corporation and Wells Fargo & Company. Director of Pfizer since February 2009. Member of Pfizer’s Audit Committee and Corporate Governance Committee.

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Officers

Ian C. Read

See above under “Pfizer — Directors.”

Olivier Brandicourt

President and General Manager of Pfizer Primary Care since 2008. Senior Vice President/General Manager of Pfizer’s U.S. Pratt Business Unit from 2007 until 2008. Managing Director of the United Kingdom/Ireland Pfizer subsidiary from 2004 to 2007. Dr. Brandicourt is a citizen of France.

Frank A. D’Amelio

Executive Vice President, Business Operations and Chief Financial Officer of Pfizer since December 2010. Senior Vice President and Chief Financial Officer from September 2007 until December 2010. Prior to joining Pfizer he was Senior Executive Vice President of Integration and Chief Administrative Officer of Alcatel-Lucent from November 2006 until August 2007. Chief Operating Officer of Lucent Technologies from January 2006 until November 2006. Director of Humana, Inc. and Chair of the Humana Audit Committee. He is a Director of the Independent College Fund of New Jersey.

Mikael Dolsten

President of Pfizer Worldwide Research and Development since December 2010. Senior Vice President; President of Pfizer Worldwide Research and Development from May 2010 until December 2010. Senior Vice President; President of Pfizer BioTherapeutics Research & Development Group from October 2009 until May 2010. He was Senior Vice President of Wyeth and President, Wyeth Research from June 2008 until October 2009. He was a Private Equity Partner at Orbimed Advisors, LLC from January 2008 until June 2008. Dr. Dolsten was Global Head, Corporate Division Pharma Research and Discovery, of Boehringer Ingelheim Corporation from 2003 to 2007. Dr. Dolsten is a citizen of Sweden.

Geno J. Germano

President and General Manager, Pfizer Specialty Care and Oncology since December 2010. President and General Manager, Specialty Care from October 2009 until December 2010. President, U.S. Pharmaceuticals and Women’s Health Care Unit, Wyeth Pharmaceuticals from 2008 through October 2009. President and General Manager, U.S. Pharmaceutical Business Unit, Wyeth Pharmaceuticals from 2007 through 2008. Executive Vice President and General Manager, Pharmaceutical Business Unit, Wyeth Pharmaceuticals from 2004 through 2007.

Charles H. Hill

Executive Vice President, Pfizer Worldwide Human Resources since December 2010. Senior Vice President, Human Resources for Worldwide Biopharmaceuticals Businesses from 2008 through December 2010. Vice President, Human Resources, Worldwide Pharmaceutical Operations from 2004 through 2008.

Douglas M. Lankler

Executive Vice President, Chief Compliance Officer and Risk Officer of Pfizer since February 2011. Executive Vice President, Chief Compliance Officer since December 2010. Senior Vice President and Chief Compliance Officer from January 2010 until December 2010. Senior Vice President, Deputy General Counsel and Chief Compliance Officer from August 2009 until January 2010. Senior Vice President, Associate General Counsel and Chief Compliance Officer from October 2006 until August 2009. Prior to October 2006, Mr. Lankler held various positions of increasing responsibility within the Pfizer Legal Division.

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Freda C. Lewis-Hall

Executive Vice President, Chief Medical Officer of Pfizer since December 2010. Senior Vice President, Chief Medical Officer from May 2009 until December 2010. Previously, she was Chief Medical Officer and Executive Vice President, Medicines Development at Vertex Pharmaceuticals from June 2008 until May 2009. Dr. Lewis-Hall was Senior Vice President, U.S. Pharmaceuticals, Medical Affairs for Bristol-Myers Squibb Company from 2003 until May 2008.

Kristin C. Peck

Executive Vice President, Pfizer Worldwide Business Development and Innovation since December 2010. Senior Vice President, Worldwide Business Development, Strategy and Innovation from April 2010 until December 2010. Senior Vice President, Worldwide Strategy and Innovation from 2008 until April 2010. Vice President, Strategic Planning, from 2007 to 2008. Chief of Staff to the Vice Chairman from 2006 to 2007 and Senior Director, Strategic Planning from 2004 to 2006.

Cavan M. Redmond

Group President, Pfizer Animal Health, Consumer Healthcare and Corporate Strategy since August 2011. Group President, Pfizer Animal Health, Consumer Healthcare, Capsugel and Corporate Strategy from December 2010 until August 2011. Senior Vice President; Group President, Pfizer Diversified Businesses from October 2009 until December 2010. President, Wyeth Consumer Healthcare from December 2007 until October 2009. Executive Vice President and General Manager, BioPharma, Wyeth Pharmaceuticals from 2003 until December 2007.

Amy W. Schulman

Executive Vice President and General Counsel; President and General Manager, Nutrition since May 2011. Executive Vice President, General Counsel and Business Unit Lead, Pfizer Nutrition from December 2010 until May 2011. Senior Vice President and General Counsel from June 2008 until December 2010. Ms. Schulman was a partner at the law firm of DLA Piper from 1997 until joining Pfizer in June 2008. Member of the Board of Directors of Wesleyan University and the Brooklyn Academy of Music.

David S. Simmons

President and General Manager, Emerging Markets and Established Products of Pfizer since December 2010. President and General Manager, Established Products from 2008 until December 2010. Since joining Pfizer in 1996, Mr. Simmons has held various positions of increasing responsibility in pharmaceutical operations including, Regional President, Central Southern Europe; Vice President of Marketing, Pfizer Canada; and Country Manager, Pfizer Greece. He is a member of the U.S.-India Business Council.

Sally Susman

Executive Vice President, Policy, External Affairs and Communications of Pfizer since December 2010. Senior Vice President, Policy, External Affairs and Communications from December 2009 until December 2010. Senior Vice President and Chief Communications Officer from February 2008 until December 2009. Prior to joining Pfizer, Ms. Susman held senior level positions at The Estee Lauder Companies, including Executive Vice President from 2004 to January 2008.

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PURCHASER

Ruth Mckernan

President. Age 53. Senior Vice President of Pfizer since August 2010 and Chief Scientific Officer of Pfizer’s Neusentis Research Unit working on Pain & Sensory Research Unit since February 2011. Vice President in Pfizer Research from May 2005 to August 2010. Dr. Mckernan is a citizen of the United Kingdom.

Douglas E. Giordano

Director, Vice President. Age 49. Senior Vice President, Worldwide Business Development of Pfizer since June 2010; Vice President, Worldwide Business Development of Pfizer from April 2007 to June 2010; Vice President, US Planning and Business Development of Pfizer from July 2005 to March 2007.

Sydney Hatten

Vice President. Age 32. Tax Counsel at Pfizer since October 2009, Tax Counsel at Wyeth from December 2006 to October 2009. Akin Gump Strauss Hauer & Feld LLP, Tax Associate prior to December 2006.

Andrew Muratore

Director, Vice President & Secretary. Age 37. Senior Corporate Counsel at Pfizer since June 2008. From September 2001 through June 2008, Mr. Muratore practiced at Covington & Burling LLP in New York.

William Roche

Vice President & Treasurer. Age 51. Vice President of Pfizer Research & Development and Medical Finance since June 2009. Vice President, Research & Development Finance from August 2005 to June 2009. Mr. Roche joined Pfizer in 1991.

Bryan Supran

Vice President. Age 41. Senior Vice President and Associate General Counsel of Pfizer Business Transactions since March 2011; Vice President and Associate General Counsel, Pfizer’s Legal Division from October 2009 until March 2011. Mr. Supran previously served as Vice President and Associate General Counsel at Wyeth from 2004 to 2009. Prior to joining Wyeth, he practiced at Ropes & Gray LLP in Boston and New York.

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ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

RIGHTS OF APPRAISAL

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all

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or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of

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Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Icagen or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below.

The Depositary for the Offer is:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	By Facsimile Transmission: (718) 234-5001	If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For assistance call (877) 248-6417 or (718) 921-8317

Any questions, requests for assistance or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms Call: (800) 662-5200

Stockholders Call Toll Free: (800) 276-3011

E-mail: info@morrowco.com